Exhibit 99.1

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering memorandum contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this offering memorandum.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this offering memorandum, including, without limitation, in conjunction with the forward-looking statements included in this offering memorandum and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this offering memorandum and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	aluminium may become less competitive with alternative materials, reducing our share of industry sales;

•	the substantial capital investments required to operate our business;

•	unplanned business interruptions and equipment failure;

•	our ability to manage our labor costs and labor relations;

•	the risk associated with dependency on a limited number of customers for a substantial portion of our sales;

•	the risk associated with consolidation among our customers;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our aluminium supply;

•	the volatility of aluminium prices;

•	our inability to adequately mitigate the costs of price increases of our raw materials;

•	the volatility of energy prices;

•	adverse changes in currency exchange rates;

•	our inability to execute an effective hedging policy;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures;

-i-

•	our ability to attract and retain members of our management team;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	reduced customer demand in our can end-market resulting from higher consumer focus on obesity and other health concerns;

•	insufficient or inflexible production capacity;

•	risks associated with our resources and product and geographic diversity relative to those of our competitors;

•	reductions in demand for our products;

•	our joint venture with UACJ in ABS products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture;

•	inability to develop or implement technology initiatives and other strategic investments in a timely manner;

•	failures of our information systems or protection thereof;

•	disruptive upgrades to our information technology infrastructure;

•	the risks associated with renegotiation of labor contracts;

•	the risks associated with any restructuring efforts;

•	ongoing uncertainty in a deterioration of the global economy due to political, regulatory or other developments;

•	the effects on our business of disruptions in European economies;

•	the risks associated with our international operations, including foreign exchange risks;

•	the impact of regulations with respect to carbon dioxide emissions on our business;

•	restrictive covenants and other terms of our indebtedness that could restrict our operations;

•	our exposure to variable interest rate risk through our present or future indebtedness;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	failure to adequately protect proprietary rights to our technology;

•	risks associated with litigation, including litigation involving our intellectual property;

•	costs or liabilities associated with environmental, health and safety matters;

•	the effects of potential changes in laws and government regulations;

•	costs associated with product liability claims against us;

•	risks of injury or death in our business operations;

•	risk of carrying inadequate insurance;

•	changes in income tax rates, income tax laws and additional income tax liabilities;

•	the need to withhold tax on any dividends paid after the announced plan to transfer of our corporate seat to France;

-ii-

•	the need to withhold Dutch dividend withholding tax upon the conversion of the Company to a Societas Europaea in connection with the announced plan to transfer of our corporate seat to France;

•	risk that historical financial information in this offering memorandum is not representative of our future results;

•	failure to adequately maintain our financial reporting and internal controls;

•	lapsing of any exemptions to the corporate governance requirements of New York Stock Exchange or U.S. securities laws resulting from any loss of our status as a foreign private issuer;

•	regulatory and compliance costs resulting from any loss of our status as a foreign private issuer;

•	disruption of the aluminium market from non-market forces;

•	risks associated with our announced plan to delist our ordinary shares from Euronext Paris;

•	risk associated with not obtaining shareholder approvals for our announced plan to transfer of our corporate seat to France;

•	failure to achieve the anticipated benefits from the announced plan to transfer our corporate seat to France;

•	changes in the rights of our shareholders resulting from the announced plan to transfer our corporate seat to France;

•	risks related to an investment in the Notes; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this offering memorandum may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

-iii-

RISK FACTORS

An investment in the Notes involves a high degree of risk. Prospective investors in the Notes should carefully consider the risks described below and the other information contained in this offering memorandum before making a decision to invest in the Notes. Any of the following risks, individually or together, could adversely affect our business, financial condition, results of operations and prospects and, accordingly, the value of the Notes. This section describes the risks and uncertainties that we believe are material, but these risks and uncertainties may not be the only ones that we face. Additional risks and uncertainties, including those that we currently do not know about or deem immaterial, may also result in decreased revenue, assets and cash inflows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the Notes, or which could have a material adverse effect on our business, financial condition, results of operations and prospects. The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, results of operations and prospects or on the value of the Notes.

Risks Related to Our Business

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminium products with a number of other aluminium rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminium industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Aluminium may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composite materials—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. The willingness of customers to accept aluminium substitutes could result in reduced prices or sales volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Relatedly, certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025. We believe such standards have increased demand for lighter materials used in the vehicle’s body. Any deregulation or relaxation of the CAFE or other fuel economy or emissions standards, which may result from recent changes in the political climate (including EPA and NHTSA’s announcement in March of 2017 that they were reconsidering the previously adopted standards for 2022 to 2025), could reduce the need for lighter materials among our customers and may therefore have the effect of making our products less competitive with alternative materials. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in Body in White/auto body sheet, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €175 million for the nine-month period ended September 30, 2017, and €355 million and €350 million for the years ended December 31, 2016 and 2015, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in Body in White/auto body sheet (which in our industry is generally referred to as auto body sheet and which we refer to herein as “BiW/ABS”), on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our BiW/ABS program. We may at any time determine not to complete the expansion of our BiW/ABS program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW/ABS investments), service or refinance our indebtedness or fund other liquidity needs, including additional investments. We may experience delays in materializing demand for our BiW/ABS products, and we may not receive customer orders for BiW/ABS products as quickly as we had anticipated. Delays in materializing demand or revenues from our BiW/ABS investments could adversely affect our results of operations.

If we are unable to make upgrades, repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, reduced production capacity and other competitive factors. In addition, if we are unable to, or determine not to, complete our expected or additional BiW/ABS investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business and financial results.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment, failure and breakdown, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity, increase our operating costs and have a negative financial impact on the company and our customers. In addition, replacement of assets damaged by such events could be difficult, lengthy or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. Further, in September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper, which had an adverse impact on the earnings in 2015. From time to time, we have similar or other equipment failures impacting our production capacity, which may have a negative impact on our financial results.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule, delay or cancel their own production due to our delivery delays or operational challenges, may be able to pursue financial and legal claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers, potentially resulting in a loss of business, operational shutdowns or other adverse consequences for us and our customers. In addition, because in many cases we have dedicated facilities and arrangements with customers, production outages or other business operations at an isolated facility could adversely affect our ability to timely fill orders for the applicable customer, potentially harming our relationship with that customer or our business and results of operations.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West

Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly collective bargaining agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs. Our Ravenswood facility successfully renegotiated its collective bargaining agreement in July 2017.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We are dependent on a limited number of customers for a substantial portion of our sales, and a failure to successfully renew, renegotiate or re-price our long-term or other agreements with our customers may adversely affect our results of operations, financial condition and cash flows.

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our ten largest customers accounted for approximately 55% of our consolidated revenues in 2016, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers. Some of our long-term customer contracts and related arrangements have provisions that, by their terms, may become less favorable to us over time. If we fail to successfully renegotiate or re-price these less favorable provisions, including payment terms, in our long-term agreements and related arrangements then our results of operations, financial condition and cash flows could be materially adversely affected. Furthermore, some of our long-term contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to renew, renegotiate or re-price these long-term contracts or arrangements at all, or on favorable terms, including payment terms, then our results of operations, financial condition and cash flows could be materially adversely affected. Any of these risks, or any material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, which could adversely affect our results of operations. If we are not successful in replacing business lost from such customers, or in negotiating favorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could materially negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

Customer consolidation could adversely impact our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert pressure in pricing and payment terms, as just two examples on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or other arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2016. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels, and unavailable supply, could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the most recent economic crisis reduced and may continue to reduce the supply of scrap metal available. Previously, we had relied on our relationship with AB InBev to provide us with certain amounts of UBCs but, since November 2016, we transitioned the procurement of UBCs inhouse to Constellium Metal Procurement, in Muscle Shoals. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost per pound. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In the nine months ended September 30, 2017, the LME cash price of aluminium reached a high of $2,164 per metric ton and a low of $1,701 per metric ton. In 2016, the LME cash price of aluminium reached a high of $1,777 per metric ton and a low of $1,453 per metric ton, compared to a high of $1,919 and a low of $1,424 per metric ton in 2015. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased to 26% of the LME base price in December 2014 and the Midwest regional premium increased to 27% of the LME base price. In September 2017, regional premiums represented 7% of the LME base price for the Rotterdam regional premium and 9% of the LME base price for the U.S. Midwest regional premium. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase, we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to substantially pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing, where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to enter into certain derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. As an example, in 2015, we were unable to hedge all of our exposure to the decrease in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.

To the extent our hedging transactions fix prices or exchange rates and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, with the exception of derivatives hedging forecasted cash flows on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period-over-period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of Hitachi Capital America Corp. and Intesa Sanpaolo S.p.A., New York Branch (the “New Wise RPA Purchasers”) under the New Wise RPA (as defined herein) are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Wise Alloys, or Constellium Holdco II B.V. See “Description of Other Indebtedness—Wise Factoring Facilities.” If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., a condition precedent to the obligation of the New Wise RPA Purchasers under the New Wise RPA to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the New Wise RPA will become uncommitted. If the New Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from the ultimate parent Constellium N.V., is identified.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. Our indebtedness materially increased following the Wise Acquisition. With increased indebtedness, we are more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, including our obligations under the Notes and the Existing Notes, and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected, or additional, investments in BiW/ABS), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

If we fail to implement our business strategy, including our productivity improvement initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth and customer demand in North America for BiW/ABS aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries and a general regional or global economic downturn could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, the lowest volumes typically occurring in August and December and highest volumes occurring in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial position, results of operations and cash flows.

A higher consumer focus on obesity and other health concerns may lead to a tax upon and/or otherwise reduce customer demand in our can end-market, which could reduce demand for our products and negatively affect our financial condition and results of operations.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the beverages in which our aluminium packaging is used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could adversely affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Our production capacity might not be able to meet customer or market demand or changing market conditions.

We may be unable to meet customer or market demand, or changing market conditions due to production capacity constraints or operational challenges. Meeting such demand may also require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough in response to operational challenges or changing market conditions, and there can be no assurance that our production capacity will be able to meet our existing obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational challenges, increased costs, penalties for late delivery, disruption in our ability to supply our products, reduction in demand for our products, our reputation with actual and potential customers may be harmed, and our customer’s reputation may be harmed, resulting in loss of business and a negative impact on our financial performance.

The beverage can sheet industry is competitive, and our competitors have greater resources and product and geographic diversity than we do.

The market for beverage can sheet products is competitive. Our competitors have market presence, operating capabilities and financial and other resources that are greater than ours.

They also have greater product and geographic diversity than we do. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

Reductions in demand for our products may be more severe than, and may occur prior to, reductions in demand for our customers’ products.

Customers purchasing our products, such as those in the cyclical aerospace industry, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers could meet the reduced demand for their products using their existing inventory without replenishing the inventory, which would result in a reduction in demand for our products greater than the reduction in demand for their products. Further, the reduction in demand for our products can be exacerbated if inventory levels held by our customers exceed normal levels and our customers can utilize existing inventory for their own production requirements. This amplified reduction in demand for our products while our customers consume their inventory to meet their business needs (destocking) may adversely affect our financial position, results of operations and cash flows.

Our joint venture with UACJ in BiW/ABS products in the U.S. may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture.

We have a joint venture with UACJ Corporation (“UACJ”) to produce automotive BiW/ABS sheet in the U.S. and establish a leadership position in the growing North American BiW/ABS market. In 2016, we expanded the scope of our joint venture agreement to include investment in two additional 100 kt finishing lines, to be funded 51% by Constellium and 49% by Tri-Arrows Aluminum Holdings, a U.S. affiliate of UACJ. We cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could materially reduce our expected earnings and could adversely affect our operations overall.

The joint venture’s automotive (CALP) line is currently undergoing an extensive qualification process and production ramp up for original equipment manufacturer (“OEM”) products. Any significant delays incurred during this qualification process and production ramp up, which would jeopardize the start of series production of OEM customer products, would be detrimental to the financial performance of our joint venture and would negatively impact our North American BiW/ABS strategy and our anticipated return on investments.

In addition, we believe joint ventures generally involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our partners may have economic or business interests or goals that may be inconsistent with our interests or goals. Further, an important element in the success of any joint venture is a constructive relationship between the members of that joint venture. If there were to be a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to UACJ or its affiliates who are involved in our joint venture, the joint venture and the relationship between the joint venture members, as well as our financial results and operations, could be materially adversely affected.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminium-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. While day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities.

The process of upgrading our information technology infrastructure may disrupt our operations.

We have performed an evaluation of our information technology systems and requirements and have implemented or plan to implement upgrades to our information technology systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely impact our business, financial condition or results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €3 million for the nine-month period ended September 30, 2017, €5 million for the year ended December 31, 2016 and €8 million for the year ended December 31, 2015. Restructuring costs in 2016, 2015, and 2014 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

Ongoing uncertainty in or deterioration of the global economy due to political, regulatory or other developments may adversely affect our operating results.

Our headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If global economic and market conditions, or economic, political and financial market conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the UK to exit the European Union (“Brexit”), the outcome of which continues to be under review. In November 2016, the United

States elected a new president and we are currently undergoing the effects of the new administration. These, and other political or geographical events or diplomatic tensions could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could negatively impact our business, results of operations and financial condition.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of our euro-denominated assets and obligations.

In addition, Brexit could have implications on economic conditions globally as a result of changes in policy direction which may in turn influence the economic outlook for the European Union and its key trading partners. There can be no assurance that the actions we have taken or may take in response to global economic conditions more generally may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	compliance with sanctions regimes and export control laws of multiple jurisdictions;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers (including changes as a result of the 2016 U.S. presidential election);

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Global climate change associated with increased levels of greenhouse gases, including carbon dioxide, has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that directly or indirectly affect us or our suppliers have been implemented and more such measure are being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change resulted in an agreement (the “Paris Agreement”), that calls for the parties to undertake “ambitious efforts” to limit the average global temperature and to conserve and enhance sinks and reservoirs of greenhouse gases and establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions. Implementation of the Paris Agreement, whether through a revised European emissions trading system or other measures, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use in our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemical substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and compliance with the registration process or obtaining necessary approvals could impose significant costs on our facilities or delay our introduction of new products. We may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, if we fail to comply with these or similar laws and regulations, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and Subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Pan-U.S. ABL Facility provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Other Indebtedness.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors or other third parties will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors or other third parties will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety (“EHS”) laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At September 30, 2017, we had close-down and environmental restoration costs provisions of €80 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current or former operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance level that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance in accordance with market practice, but such insurance may not fully cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time and depending on market conditions, various types of insurance coverage for companies in our industry may not be available on commercially acceptable terms or, in some cases, may not be available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases or decreases in income tax rates, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development (the “OECD”) and the EU Anti-Tax Avoidance Directive (EU/2016/1164 as amended by EU/2017/952) which aim among other things to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. The current incorporation into domestic tax law of the OECD principles related to BEPS included in the final reports released by the OECD as well as the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS signed in Paris on June 7, 2017 could increase administrative efforts within the Group and impact existing structures. Furthermore, the European Commission published a corporate reform package proposal on October 25, 2016 including three new proposals that aim at (i) re-launching the Common Consolidated Corporate Tax Base (“CCCTB”) which is a single set of rules to compute companies’ taxable profits in the EU, (ii) avoiding loopholes associated with profit-shifting for tax between EU countries and non-EU countries, and (iii) providing new dispute resolution rules to relieve problems with double taxation for businesses. Changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows. See “Risk Factors—Risks Related to an Investment in the Notes—French tax legislation may restrict the deductibility, for French tax purposes, of all or a portion of the interest on our indebtedness incurred in France, thus reducing the cash flow available to service our indebtedness.”

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expense or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. In anticipation of the envisaged Corporate Seat Transfer, the Company is in the process of executing certain restructuring steps including amongst others the establishment of a French branch which is engaged in holding activities. We believe that, until completion of the Corporate Seat Transfer, because of the manner in which we conduct our business, the Company remains resident only in the Netherlands and has a French branch, which is subject to French taxes for the operations attributable to this branch. The Company will in principle have to continue filing on an annual basis a Dutch corporate income tax return following the Corporate Seat Transfer. As we anticipate that the Company will not have a permanent establishment in the Netherlands following the Corporate Seat Transfer, this could possibly be a nil return. We may approach the tax authorities in the Netherlands (“Dutch Revenue”) to apply for a tax ruling confirming that after a certain period this filing requirement will stop. The Company also believes that the Corporate Seat Transfer does not trigger a Dutch corporate income tax cost as the Company has tax losses which could off-set corporate income tax due, if any. Following the transfer of its corporate seat to France, if effectuated, the Company will become subject to the laws of France. See “Recent Developments—Plan to Transfer Corporate Seat to France” and “Risk Factors—Risks Related to Our Business” for a discussion of the Corporate Seat Transfer and the risks related thereto.

However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

We may have to withhold Dutch withholding taxes on interest payments as from 2019

The new Dutch government has—as part of a coalition agreement published on 10 October 2017—announced that it may start levying withholding taxes on interest in certain situations. At this stage no legislative proposal has been published yet, however, based on the published coalition agreement such withholding taxes on interest may at the earliest be levied as from 2019 in case of payments to “low tax jurisdictions.”

If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares or non-Dutch resident holders of ordinary shares with a taxable presence in the Netherlands.

After the Corporate Seat Transfer, if effectuated, our dividends paid on our ordinary shares generally will be subject to French dividend withholding tax and not Dutch dividend withholding tax. However, Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable. We may approach Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable to any dividends paid by us after the Corporate Seat Transfer. Should we not obtain the tax ruling from Dutch Revenue, we will be required to identify our shareholders in order to assess whether there are Dutch resident holders of our ordinary shares or non-Dutch resident holders of our ordinary shares with a permanent establishment in the Netherlands to which the ordinary shares are attributable in respect of which Dutch dividend tax has to be withheld on dividends paid after the Corporate Seat Transfer. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend after the Corporate Seat Transfer, withholding of both French and Dutch dividend withholding tax from such dividend may occur. This could adversely affect the value of our ordinary shares.

We may have to pay Dutch dividend withholding tax upon the conversion of the Company from an NV into an SE.

As part of the Corporate Seat Transfer, the Company will be converted from an NV into an SE. Dutch dividend withholding tax may be required to be paid upon the conversion in case such conversion should be considered a deemed liquidation for Dutch dividend withholding tax purposes. We believe Dutch Revenue should—also taking into account statements made during the legislative history—not have compelling reasons to apply the deemed liquidation rule in our case as the envisaged conversion is based on the EU Council Regulation on the Statute for an European Company rather than on the Dutch Civil Code. Should the conversion nevertheless be considered a deemed liquidation, we or our shareholders may be faced with Dutch dividend withholding tax for the balance between the fair market value of our ordinary shares and the amount of the fiscally recognized paid-up share capital on such ordinary shares. We may approach Dutch Revenue to apply for a tax ruling confirming that no Dutch dividend withholding tax is applicable upon the conversion.

Our historical financial information presented in this offering memorandum may not be representative of future results and our relatively short history operating as a standalone company may pose some challenges.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. Our management team has faced and could continue to face operational and organizational challenges and costs related to operating as a standalone company, such as continuing to establish various corporate functions, formulating policies, preparing standalone financial statements and continued integration of the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a long history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We are a foreign private issuer under the U.S. securities laws and within the meaning of the NYSE rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to the Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

Market-driven balancing of global aluminium supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminium and alumina, certain producers in the aluminium market have curtailed or closed portions of their production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials. The existence of non-market forces on global aluminum industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. The impact of such non-market forces on the industry as a whole might adversely affect the company and its results of operations.

We must obtain shareholder approvals for the Corporate Seat Transfer, which would take place after the end of the SNB process.

The Corporate Seat Transfer is intended to enable us to reorganize in a manner that would, among other things, reduce costs and simplify our corporate structure. See “Summary—Recent Developments—Plan to Transfer of Corporate Seat to France.” The Corporate Seat Transfer is subject to shareholder approvals. Pursuant to governing law, two separate shareholder approvals are required for the Corporate Seat Transfer. We are required to obtain shareholder approval for, first, the conversion into an SE and, second, the transfer of the corporate seat to France. The holding of the first shareholder meeting can only take place at the end of the SNB process, the duration and results of which are not entirely within our control. If we do not obtain both of the required shareholder approvals we will not be able to consummate the Corporate Seat Transfer or realize the anticipated benefits. If the Corporate Seat Transfer is not approved or successfully completed, we will continue to be governed by Dutch law.

We may not achieve the anticipated benefits from the Corporate Seat Transfer.

If approved by our shareholders and implemented by management, the Corporate Seat Transfer may not result in the expected benefits. A variety of factors, some of which are outside the control of the Company, could result in the actual benefits that we realize from the

Corporate Seat Transfer to be materially different from those we currently expect. Any failure or delay in the implementation of the Corporate Seat Transfer may reduce the expected benefits from such transaction, which could have an adverse effect on our results of operations. In such event, we may not be able to reduce our corporate cost structure and benefit from additional potential tax savings to the extent we expect would be possible as a public limited liability company governed by the laws of France.

We will be exposed to the risk of future adverse changes in French law which may have an adverse effect on our results of operations.

If the Corporate Seat Transfer is approved and completed, we will be a public limited liability company registered under and governed by the laws of France and our revised articles of association, as amended to conform to French corporate law. As a result, the Company would be subject to the risk of future adverse changes in French law (including French corporate and tax law), which could have adverse effects on our results of operations.

Risks Related to an Investment in the Notes

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

We have now, and after completing the Transactions will continue to have, a significant amount of indebtedness. As of September 30, 2017, we would have had, after giving effect to the Transactions, total borrowings of €2,080 million (of which €781 million would have consisted of the principal amount of Notes offered hereby, less €13 million of issuance costs, €1,183 million would have consisted of the Existing Notes, and the balance would have consisted of debt under the Pan-U.S. ABL Facility and other debt). Our level of indebtedness could adversely affect our operations and make it more difficult for us to satisfy our obligations under the Notes. Among other things, our substantial indebtedness could:

•	limit our ability to obtain additional financing for working capital, capital expenditures, research and development efforts, acquisitions and general corporate purposes;

•	make it more difficult for us to satisfy leverage and fixed charge coverage ratios required for us to incur additional indebtedness under our existing indebtedness;

•	make it more difficult for us to satisfy our financial obligations, including those with respect to the Notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we compete; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, the Indenture and the agreements governing our existing indebtedness contain financial and/or other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

In addition, we have substantial pension and other post-employment benefit obligations, resulting in net liabilities of €661 million as of September 30, 2017. Certain of these obligations may, under applicable law or otherwise, be effectively senior to our obligations under the Notes. In particular, certain plant, property, and equipment of Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) located at the Ravenswood, West Virginia facility are subject to a lien in favor of the Pension Benefit Guaranty Corporation (the “PBGC”) pursuant to a Settlement Agreement dated January 26, 2001 between Ravenswood (f/k/a Pechiney Rolled Products, LLC) and the PBGC (the “PBGC Agreement”), and a related deed of trust, which secures Ravenswood’s obligations under the PBGC Agreement in a maximum amount of $35 million (the “PBGC Obligations”).

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the Indenture and the agreements governing our existing indebtedness do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Although there can be no assurances, we believe that the cash provided by our operations will be sufficient to provide for our cash requirements for the foreseeable future. However, our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to service our debt, we may be required to:

•	refinance all or a portion of our debt, including the Notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and acquisitions;

•	reduce or delay our research and development efforts; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments.

Our corporate structure may impact your ability to receive payment on the Notes.

The Company is a holding company that does not conduct any operations and substantially all of its operating income and cash flow are derived from its subsidiaries. As a result, the Company will rely on its subsidiaries’ operating income and cash flow to make payments due under the Notes. If our subsidiaries do not generate adequate operating income and cash flow to make such payments, or if such operating income and cash flow cannot be accessed by us due to legal or contractual restrictions or otherwise, then our ability to make payments on the Notes will be materially and adversely impacted.

Your right to receive payments on the Notes will be effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees will be effectively subordinated to all of the Guarantors’ existing and future secured indebtedness.

The Notes and the related guarantees will be senior unsecured obligations of us and the Guarantors. Lenders under the Pan-U.S. ABL Facility and any other secured indebtedness we or the Guarantors now have or may incur will have claims that are prior to your claims as holders of the Notes to the extent of the value of the assets securing that other indebtedness. The Notes will be effectively subordinated to such secured indebtedness and any other secured indebtedness to the extent of the value of the assets securing such indebtedness. In the event of any distribution of our or a Guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of such secured indebtedness will have a prior claim to those of our and the Guarantors’ assets that constitute their collateral, and will be entitled to be paid in full from such collateral before any payment is made on the Notes. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of the Notes may receive less than the amounts due under the Notes or nothing at all.

In addition, if we default under the Existing Notes, the Pan-U.S. ABL Facility, or other indebtedness we may incur, the lenders or holders thereof could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay indebtedness under the Pan-U.S. ABL Facility or any other secured indebtedness, the lenders or holders thereof could foreclose on the pledged assets, even if an event of default exists under the Indenture governing the Notes. In any such event, it is possible that there would not be sufficient assets remaining from which your claims could be fully satisfied, if at all.

As of September 30, 2017, on an as adjusted basis to give effect to the Transactions, we and our subsidiaries would have had €100 of secured indebtedness (including €40 attributable to the Pan-U.S. ABL Facility). We will be permitted to incur substantial additional indebtedness, including secured debt, in the future under the terms of the Indenture and the agreements governing our existing indebtedness. See “Description of other Indebtedness” and “Description of the Notes—Certain Covenants.”

In addition, pursuant to our factoring arrangements, certain of our subsidiaries may sell receivables to factoring counterparties, and following any such sale such receivables shall not be available to us or our other creditors. As of September 30, 2017, actual availability under our factoring arrangements amounted to €41 million. Actual availability is determined as the amount of cash the factor would forward to us based on the factoring facility agreement, based on the amount of receivables held by us at any given time, and transferred to the factor.

The Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not required to be and do not become Guarantors.

The Notes will be guaranteed on a senior unsecured basis by all of our current direct and indirect Restricted Subsidiaries that guarantee any of the Existing Notes as of the Issue Date. After the Issue Date, the Issuer will cause each Restricted Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees Indebtedness under any series of the Existing Notes or any Credit Facilities of the Issuer or any of the Guarantors, on the Issue Date or at any time thereafter, to become a Guarantor. See “Description of the Notes—Certain Covenants—Future Note Guarantors.”

Our Subsidiaries that do not guarantee the Notes will have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The Notes will be structurally subordinated to all indebtedness and other obligations of any non-Guarantor Subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any Subsidiary that is not a Guarantor, all of that Subsidiary’s creditors (including trade creditors) and preferred stockholders would be entitled to payment in full out of that Subsidiary’s assets before we would be entitled to any payment from that Subsidiary.

In addition, the Indenture will, subject to certain limitations, permit these Subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these Subsidiaries.

For the nine months ended September 30, 2017, our non-Guarantor Subsidiaries represented approximately 19% of our revenue, approximately 19% of our Adjusted EBITDA and approximately 5% of our total assets. For our fiscal year ended December 31, 2016, our non-Guarantor Subsidiaries represented approximately 18% of our revenue, approximately 16% of our Adjusted EBITDA and approximately 4% of our total assets. In addition, our Subsidiaries that provide, or will provide, guarantees of the Notes will be automatically released from those guarantees upon the occurrence of certain events. If any Subsidiary guarantee is released, no holder of the Notes will have a claim as a creditor against that Subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that Subsidiary will be effectively senior to the claim of any holders of the Notes. See “Description of the Notes—Note Guarantees.”

Each Guarantor’s liability under its guarantee of the Notes is subject to applicable law and may be, and may following the issuance of the Notes be reduced to, an amount substantially less than the face amount of the Notes and may be or become zero or be avoided or released under certain circumstances.

The Notes will be guaranteed by certain of our Subsidiaries, including certain Subsidiaries which are incorporated under the laws of the United States, the Netherlands, France, Germany and Switzerland. However, each guarantee will be limited to the maximum amount that can be guaranteed by the applicable Guarantor without (i) rendering the guarantee, as it relates to such Guarantor, voidable under applicable law relating to limitations on guarantees, including fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or (ii) resulting in any breach of corporate benefit, financial assistance, fraudulent preference, thin capitalization laws, retention of title claims, capital maintenance rules, general statutory limitations, or the laws or regulations (or analogous restrictions) of any applicable jurisdiction or any similar principles which may limit the ability of a Guarantor to provide a guarantee or may require that the guarantee be limited by an amount or scope or otherwise or would, without corresponding limitations, result in a breach of law by a Guarantor or its management. See “—Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations.”

Specifically, the obligations and liabilities of the Dutch Guarantor, any French Guarantor, any German Guarantor and any Swiss Guarantor and the calling upon of each such guarantee are subject to limitations and defenses applicable to guarantees under the laws of the Netherlands, France, Germany and Switzerland, as applicable. These limitations and defenses include the applicable limitations and defenses described in the paragraph above, as such may be interpreted by Dutch, French, German, Swiss and European courts.

Enforcement of the guarantee granted by any of the German Guarantors to secure debt of its direct or indirect parent or sister company will be limited if, and to the extent, granting of or payments under the guarantee would cause the amount of such German Guarantor’s or its respective general partner’s (where the German Guarantor is a limited partnership) net assets (i.e., assets minus liabilities and liability reserves) to fall below the amount of its registered share capital. In such event, the relevant German Guarantor will be entitled to block enforcement of the guarantee in full or in part, as the case may be, and any payments received under the guarantee in violation thereof must be refunded to such German Guarantor. In addition, enforcement of the guarantee granted by the Swiss Guarantor will be limited to the amount of the Swiss Guarantor’s freely distributable equity capital. The guarantee provided by the Swiss Guarantor could be held invalid or could even be considered null and void if and/or to the extent such amount is exceeded. Hence, the guarantee by the Swiss Guarantor will be limited accordingly by its terms. Further, the guarantee by the Swiss Guarantor is subject to certain corporate law procedures being complied with.

In particular, the guarantee provided by each French Guarantor will be limited to an amount equal to the portion of the proceeds from the issuance of the Notes, if any, that are (i) on-lent (directly or indirectly), to such French Guarantor or to subsidiaries of such French Guarantor or (ii) used to refinance indebtedness previously on-lent directly or indirectly to such French Guarantor or its subsidiaries, in each case to the extent such on-loans remain outstanding at the time of enforcement of such guarantee. We currently expect that the proceeds from the issuance of the Notes that will be on-lent to certain of the French Guarantors will represent no more than a small percentage of the principal amount of the Notes. Any amount that is on-lent to any French Guarantor or its subsidiaries will vary over time, and there can be no assurance as to the amount that will have actually been on-lent and not repaid by a French Guarantor as of any date on which the related guarantee may be called upon. Accordingly, certain of the French Guarantors are unlikely to have significant liability under their guarantees of the Notes, and may have no liability, in the event the guarantees are called upon.

In addition, a guarantor’s liability under a guarantee could be significantly less than the principal amount of the Notes, or could be zero, depending on, among other things, the amount of other obligations of such entity and/or the amount of its freely distributable assets (capitalization). See “Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations” for a description of the limitations which could limit the enforcement of the guarantees. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee, or subordinate the guarantee to other obligations of the guarantor. See “—Fraudulent transfer laws, and similar laws in applicable foreign jurisdictions, may permit a court to void the Notes, or the related guarantees and, if that occurs, you may not receive any payments on the Notes,” and “Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations.” As a result, any Guarantor’s liability under its guarantee could be materially reduced or eliminated depending upon, among other things, the amounts of its other obligations, its capitalization and upon applicable laws. In particular, in certain jurisdictions, a guarantee that is not in the corporate interest of the guarantor, or where the burden of that guarantee exceeds the benefit to the guarantor company, may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee and that the applicable court may determine that the guarantee should be limited or voided. See “Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations” for a description of the insolvency laws which could limit the enforceability of the guarantees.

Fraudulent transfer laws, and similar laws in applicable foreign jurisdictions, may permit a court (upon request of a creditor or bankruptcy official or otherwise) to void the Notes, or the related guarantees and, if that occurs, you may not receive any payments on the Notes.

Fraudulent transfer and conveyance laws, and similar laws in applicable foreign jurisdictions, may apply to the issuance of the Notes, or the incurrence of the guarantees thereof. Under bankruptcy laws and fraudulent transfer or conveyance laws, which may vary from state to state and jurisdiction to jurisdiction, and other similar laws in applicable foreign jurisdictions, the Notes, or the guarantees thereof could be voided or held unenforceable as a fraudulent transfer or conveyance or could otherwise become subject to challenge, if we or any of the Guarantors (a) issued the Notes, or incurred the guarantees, with the intent of hindering, delaying or defrauding creditors or (b)(i) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes, or incurring the guarantees, and (ii) one of the following is also true at the time thereof:

•	we or any of the Guarantors were insolvent or rendered insolvent by reason of the issuance of the Notes, or the incurrence of the guarantees;

•	the issuance of the Notes, or the incurrence of the guarantees left us or any of the Guarantors with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the Guarantors intended to, or believed that we or such Guarantor would, incur debts beyond our or their respective ability to pay as they mature; or

•	we or any of the Guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the Guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a Guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the Guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the Guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes, or the guarantees would be subordinated to our or any of our Guarantors’ other debt. In general, however and subject to variances under local laws, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes, or the incurrence of a guarantee was a fraudulent transfer or conveyance or is otherwise subject to challenge, the court (i) could void the payment obligations under the Notes or that guarantee, (ii) could subordinate the Notes or that guarantee to presently existing and future indebtedness of ours or the related Guarantor, or (iii) could require the holders of the Notes to repay any amounts received with respect to the Notes or to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred or in the event of another challenge on the basis of applicable insolvency laws, you may not receive any repayment on the Notes. Further, the avoidance of the Notes or the guarantees thereof could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, a U.S. bankruptcy court may subordinate the claims in respect of the Notes or the guarantees thereof to other claims against us under the principle of equitable subordination if the court determines that (i) the holder of the Notes or the guarantees thereof or any secured party engaged in some type of inequitable conduct, (ii) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of the Notes or the guarantees and (iii) equitable subordination is not inconsistent with the provisions of the bankruptcy code. See “Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations” for a description of fraudulent conveyance laws, avoidance risks, and the insolvency laws in France, the Netherlands, Germany and Switzerland.

The laws of jurisdictions outside the United States may not be as favorable to you as the laws of the United States, and it is not possible to predict with certainty which laws will apply.

Enforcing your rights as a holder of the Notes or under the guarantees across multiple jurisdictions may be difficult.

The Company is currently incorporated in the Netherlands and the non-U.S. Guarantors are currently incorporated or organized in the Netherlands, France, Germany and Switzerland. If the Corporate Seat Transfer occurs, the Company’s registered office will be transferred to France. In addition, the indenture governing the Notes will permit the Company and any Guarantor to reincorporate (including through a merger, consolidation, or amalgamation, or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our or such Guarantor’s property or assets) in any country that is a member of the European Union as of the Issue Date, Switzerland, or the United States, any state thereof, the District of Columbia, or any territory thereof. See “Description of the Notes—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.” Your rights under the Notes and the guarantees will therefore be subject to the corporate, tax, insolvency and other laws of multiple jurisdictions, and it is not possible to predict with certainty the jurisdictions whose laws will apply. The laws of the applicable jurisdictions outside the United States may not be as favorable to you as the laws of the United States.

In the event that we, any of the Guarantors, or any other of our subsidiaries experienced significant financial difficulty, proceedings could be initiated in any one of, or all, of these jurisdictions, in the jurisdiction of incorporation or organization of a future Guarantor, or in other jurisdictions. Such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights. The bankruptcy, insolvency, foreign exchange administration and other laws of the various jurisdictions may be materially different from or in conflict with one another and those of the United States. The consequences of the multiple jurisdictions involved could trigger disputes over which jurisdiction’s laws should apply, which could adversely affect your ability to enforce your rights and to collect payment in full under the Notes and the guarantees.

In addition, the insolvency laws of the Netherlands, France, Germany and Switzerland may not be as favorable to your interests as creditors as the laws of the United States or other jurisdictions with which you may be familiar, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and the duration of the proceeding. See “Limitations on Validity and Enforceability of the Guarantees and Certain Insolvency Law Considerations” for a description of the insolvency laws in France, the Netherlands, Germany and Switzerland, which could limit the enforceability of the Notes and certain of the guarantees. Guarantees provided by entities organized in jurisdictions not discussed in this offering memorandum are also subject to material limitations pursuant to their terms, by statute or otherwise. Any enforcement of the Notes or the guarantees after bankruptcy or an insolvency event in such other jurisdictions will be subject to the insolvency laws of the relevant entity’s jurisdiction of organization or other jurisdictions.

Enforcing your rights as a holder of the Notes or under the guarantees across multiple jurisdictions may be difficult.

The Notes will be issued by a Dutch entity and will be guaranteed by certain of our subsidiaries which are organized under the laws of the Netherlands, France, Germany, the United States (including states thereof) or Switzerland. In addition, the indenture governing the Notes will permit the Company and any Guarantor to reincorporate (including through a merger, consolidation, or amalgamation, or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our or such Guarantor’s property or assets) in any country that is a member of the European Union as of the Issue Date, Switzerland, or the United States, any state thereof, the District of Columbia, or any territory thereof. See “Description of the Notes—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.” In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions, in the jurisdiction of incorporation or organization of a future Guarantor, or in other jurisdictions. Your rights under the Notes and the guarantees will therefore be subject to the laws of multiple jurisdictions, and you may not be able to enforce effectively your rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors’ rights. In addition, the bankruptcy, insolvency, foreign exchange administration and other laws of the various jurisdictions may be materially different from or in conflict with one another and those of the United States, including in respect of creditor’s rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved could trigger disputes over which jurisdiction’s laws should apply, which could adversely affect your ability to enforce your rights and to collect payment in full under the Notes and the guarantees.

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the Guarantors or our or their respective directors and executive officers.

Certain of our directors and executive officers and certain of the Guarantors, as well as the Company, are and will continue to be non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on any of the Company or Guarantors located outside the United States or the non-United States resident directors and officers in the United States or to enforce judgments of United States courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the Company or such Guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the Notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the Guarantors, whether or not predicated upon the federal securities laws of the United States. See “Enforcement of Judgments.”

There are no prior markets for the Notes and, if markets develop, they may not be liquid.

There can be no assurance that any liquid markets for the Notes will ever develop or be maintained. The Initial Purchasers have advised us that they currently intend to make a market in the Notes following this offering, as permitted. However, the Initial Purchasers have no obligation to make a market in the Notes and they may stop at any time.

Application will be made to list the Euro Notes on the Official List of the LuxSE for trading on the Euro MTF Market. We cannot guarantee that the application for the Euro Notes to be listed and admitted to trading on the Euro MTF Market of the LuxSE will be approved as of the Issue Date or at any time thereafter, and settlement of the Euro Notes is not conditioned on obtaining this admission to trading.

Furthermore, there can be no assurance as to the liquidity of any markets that may develop for the Notes or the prices at which you will be able to sell your Notes, if at all. Future trading prices of the Notes will depend on many factors, including:

•	prevailing interest rates;

•	our financial condition and results of operations;

•	the then-current ratings assigned to the Notes;

•	the market for similar securities; and

•	general economic conditions.

Any trading markets that develop would be affected by many factors independent of and in addition to the foregoing, including the time remaining to the maturity of the Notes; the outstanding amount of the Notes; and the level, direction and volatility of market interest rates generally.

Although no assurance is made as to the liquidity of the Euro Notes as a result of the admission to trading on the LuxSE, failure to be approved for listing or the delisting of the Euro Notes, as applicable, may have a material effect on a holder’s ability to resell the Euro Notes in the secondary market and may give rise to withholding tax concerns.

The market price for the Notes (if any) may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market for the Notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the Notes.

Holders of the Notes will not be entitled to registration rights, and we will not register the Notes under U.S. federal or state securities laws. There are restrictions on your ability to transfer or resell the Notes.

The Notes are being offered and sold pursuant to an exemption from registration under the Securities Act and applicable state securities laws, and we will not register the Notes. The holders of the Notes will not be entitled to require us to register the Notes for resale or otherwise. Therefore, you may transfer or resell the Notes in the United States only in a transaction registered under or exempt from the registration requirements of the Securities Act and applicable state securities laws, and you may be required to bear the risk of your investment for an indefinite period of time. See “Transfer Restrictions.”

The ratings of the Notes may change after the issuance of the Notes and those changes may have an adverse effect on the market prices and liquidity of the Notes.

Credit ratings that the Notes may receive will not address all material risks relating to an investment in the Notes, but reflect only the view of each rating agency at the time the rating is issued. There is no assurance that any such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. A downgrade or potential downgrade in these ratings or the assignment of new ratings that are lower than existing ratings could reduce the number of potential investors of the Notes and adversely affect the prices and liquidity of the Notes. A security rating is not a recommendation to buy, sell or hold the Notes.

Certain restrictive covenants in the Indenture, and the requirement to make an offer to repurchase the Notes upon certain changes of control, will be suspended if the Notes achieve investment grade ratings.

Most of the restrictive covenants in the Indenture will not apply for so long as the Notes achieve investment grade ratings from Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and no default or event of default has occurred. If these restrictive covenants cease to apply, we may take actions, such as incurring additional debt, undergoing a change of control transaction or making certain dividends or distributions that would otherwise be prohibited under, or would otherwise require a prepayment offer to noteholders under, the Indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. We cannot assure you that the Notes will (or will not) achieve investment grade ratings, nor can we assure you that investment grade ratings, if granted, will reflect all of the factors that would be important to holders of the Notes.

We may not have sufficient funds to repurchase the Notes upon a Change of Control and certain strategic transactions may not constitute a Change of Control.

The occurrence of a Change of Control (as defined in “Description of the Notes—Change of Control”) will require us to offer to repurchase the Notes at a purchase price equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Additional Amounts on the Notes, if any, to the date of repurchase. It is possible that we will not have sufficient funds upon a Change of Control to make the required repurchase of the Notes and any failure to do so could result in cross defaults under our other debt agreements. In addition, some of our debt agreements or other similar agreements to which we may become a party, may contain restrictions on our ability to purchase the Notes, regardless of the occurrence of a Change of Control.

We frequently evaluate and may in the future enter into strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, merger or sale of assets. In the future, we could enter into certain other transactions that, although material, would not result in a Change of Control and, therefore, would not require us to make an offer to repurchase the Notes. Such transactions could significantly increase the amount of our indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the Indenture that will govern the Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale of less than all our assets to another person may be uncertain.

The Euro Notes permit the Issuer to make payments in U.S. Dollars if it is unable to obtain Euros.

If Euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond its control (including the dissolution of the Euro) or if the Euro is no longer being used by the then member states of the European Monetary Union that have adopted the Euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Euro Notes will be made in U.S. Dollars until the Euro is again available to the Issuer or so used. The amount payable on any date in Euros will be converted to U.S. Dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date as determined by the Issuer in its sole discretion. Any payment in respect of the Euro Notes so made in U.S. Dollars will not constitute an Event of Default under the Euro Notes or the Euro Indenture.

Transactions in the Notes could be subject to the European financial transaction tax, if adopted.

On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia, Spain (the “Participating Member States”) and Estonia. However, Estonia has since stated that it will not participate.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in Notes (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in the Notes would be subject to higher costs, and the liquidity of the market for the Notes may be diminished.

Under the 2013 proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in Notes where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be,

“established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State, or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.

However, the FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States such as, for example, the Netherlands, may decide to participate and/or certain of the Participating Member States may decide to withdraw.

Prospective holders of Notes are advised to seek their own professional advice in relation to the consequences of the FTT.

French tax legislation may restrict the deductibility, for French tax purposes, of all or a portion of the interest on our indebtedness incurred in France, thus reducing the cash flow available to service our indebtedness.

Under Article 212 § II of the French Tax Code (code général des impôts) (the “FTC”), the deduction of interest paid on loans granted by a related party or on loans granted by a third party that are guaranteed by a related party (a “Third Party Assimilated to a Related Party”) may be subject to certain limitations. Deductions for interest paid on such loans may be partially disallowed in the financial year during which they are accrued if such interest exceeds each of the following: (i) the amount of interest multiplied by the ratio of (a) 1.5 times the company’s net equity and (b) the average amount of indebtedness owed to related parties (and assimilated indebtedness owed to third parties) over the relevant financial year; (ii) 25% of the company’s earnings before tax and extraordinary items (as adjusted for the purpose of these limitations); and (iii) the amount of interest received by the indebted company from related parties. Deductions may be disallowed for the portion of interest that exceeds in a relevant financial year the highest of the above three limitations if such portion of interest exceeds €150,000, unless the company is able to demonstrate for the relevant fiscal year that the indebtedness ratio of the group to which it belongs is higher or equal to its own indebtedness ratio. The portion of interest for which deduction is disallowed may be deducted under certain conditions in the following year, the remainder being subject to a 5% discount in each subsequent fiscal year. Where the borrower is a member of a tax consolidated group, excess interest recognized at its individual level is transferred to the parent company and its tax deduction can be achieved at the level of the tax group under certain conditions.

These thin-capitalization rules could apply at the level of the Issuer’s French subsidiaries for any amount of the proceeds of the Notes used by the Issuer to grant intragroup loans to such subsidiaries as well as, more generally, in respect of any loans contracted by the Issuer’s French subsidiaries from any related party or Third Party Assimilated to a Related Party. As from the effective date of the Corporate Seat Transfer, these rules would also apply in respect of any loans contracted by the Issuer from any related party or Third Party Assimilated to a Related Party.

It should also be noted that interest paid by an entity to its shareholders are only tax deductible up to the rate referred to in Article 39-1-3 of the FTC (i.e. the annual average of the average effective floating rates on bank loans to companies with an initial maturity exceeding two years). By exception, Article 212 § I-a) of the FTC provides that, in respect of a given tax year, interest incurred on loans granted by a related party is deductible up to the rate referred to in Article 39-1-3 of the FTC or, if higher, up to the rate that the borrowing entity could have obtained from independent financial credit institutions in similar circumstances. These rules could apply (i) at the level of the Issuer’s French subsidiaries for any intragroup loans granted to such subsidiaries from any related party and (ii) to the Issuer as from the effective date of the Corporate Seat Transfer.

In addition, Article 209 § IX of the FTC imposes restrictions on the deductibility of interest expenses incurred by a French company if such company has acquired shares of another company qualifying as titres de participation within the meaning of Article 219 I a quinquies of the FTC and if such acquiring company cannot demonstrate, with respect to the fiscal years running over the twelve-month period from the acquisition of the shares (or with respect to the first fiscal year beginning after January 1, 2012 for shares acquired during a fiscal year beginning prior to such date), that (i) the decisions relating to such acquired shares are actually taken by the company having acquired them (or, as the case may be, by a company controlling the acquiring company or by a company directly controlled by such controlling company, within the meaning of Article L 233-3 § I of the French Commercial Code (Code de commerce), which is located in France and (ii) where control or influence is exercised over the acquired company, such control or influence is exercised by the acquiring company (or, as the case may be, by a company controlling the acquiring company or by a company directly controlled by such controlling company, within the meaning of Article L 233-3 § I of the French Commercial Code, which is located in France). We note that this provision should be amended or repealed by the Finance Law for 2018, which is currently being discussed before the French Parliament.

Moreover, Article 212 bis of the FTC provides for a general limitation of deductibility of net financial charges, subject to certain exceptions. Adjusted net financial charges incurred by French companies that are subject to French corporate income tax and are not members of a consolidated French tax group are deductible from their taxable result only up to 75% of their amount, to the extent that such companies’ financial charges (net of financial income) are at least equal to €3.0 million in a given fiscal year. Under Article 223 B bis of the FTC, special rules apply to companies that belong to French tax consolidated groups. The 75% limitation is factored on the basis of the group’s consolidated taxable result and applies to the adjusted aggregate net financial charges incurred by companies that are members of a French tax consolidated group with respect to amounts made available by lenders outside such group, to the extent that the companies’ consolidated financial charges (net of financial income) are at least equal to €3.0 million in a given fiscal year. These rules which currently apply in respect of interest on loans borne by the Issuer’s French subsidiaries would become applicable to the Issuer as from the effective date of the Corporate Seat Transfer.

Pursuant to Article 212 I (b) of the FTC, the deductibility of interest paid to a related party within the meaning of Article 39.12 of the FTC is subject to an additional requirement: if the lender is a related party to the borrower within the meaning of Article 39.12 of the FTC, the French borrower shall demonstrate, at the French tax authorities’ request, that the lender is, for the current fiscal year and with respect to the concerned interest, subject to income tax in an amount that is at least equal to 25% of the corporate income tax determined under standard French tax rules. Where the related party lender is domiciled or established outside France, the corporate income tax determined under standard French tax rules shall mean that to which it would have been liable in France on the interest received if it had been domiciled or established in France. Specific rules apply where the lender is a pass-through entity for French tax purposes, a collective investment scheme referred to in Articles L. 214-1 to L. 214-191 of the French Monetary Code (Code monétaire et financier) (which includes UCITSs and AIFs as well as other collective investment schemes such as SICAVs and SPPICAVs with a single shareholder) or, subject to certain conditions, similar entities organized under foreign law. Accordingly, our ability to deduct interest payments in respect of any loans contracted by the Issuer’s French subsidiaries, or the Issuer as from the effective date of the Corporate Seat Transfer, from any related party would also depend on the tax treatment of the interest payments at the level of the person to which they are made.

Finally, we expect the French restrictions on interest deduction to be amended (i) at the latest by January 1, 2024 pursuant to the EU Anti-Tax Avoidance Directive EU/2016/1164 of

12 July 2016 (“ATAD Directive”) providing, among other things, for a limitation of deductibility of net interest expenses to an amount of 30% of the taxpayer’s earnings before interest, tax, depreciation and amortization excluding tax-exempt income (adjusted EBITDA), it being noted that net financial expenses may in any case be deductible up to a maximum amount of €3.0 million in a given fiscal year. The detailed implementation of such new rules in France remains largely unknown, including whether these rules will replace existing French limitation regimes or be added in full or in part to them. The ATAD should in principle enter into force in January 2019, but this remains uncertain at this stage. EU Member States that have, at the date of the entry into force of the ATAD, national targeted rules for preventing base erosion and profit shifting risk that are equally effective to the interest limitation rule set out by the ATAD may apply these national targeted rules until the adoption by the OECD members of a minimum standard with regard to the four OECD Action Items against Base Erosion and Profit Shifting (the purpose of which is to limit base erosion involving interest deductions and other financial payments) or, at the latest, until January 1, 2024, to the extent they had expressly requested to benefit from this postponement to the European Commission by June 30, 2017 and subject to its acceptance. As of today, despite the absence of any official notice on this subject, we understand that France used the possibility offered to EU Member States to ask for a deferral of application of the new rules resulting from the ATAD Directive and that, for this purpose, a request was filed by the French government with the European Commission in late June 2017.

Finally, on February 22, 2017, the Council of the European Union adopted the EU Directive EU/2017/952 of May 29, 2017, (“ATAD 2 Directive”), amending the ATAD Directive, which, inter alia, extends the scope of the ATAD Directive to hybrid mismatches involving third countries, which would be applicable as from January 1, 2020, except for certain of its provisions which would be applicable as from January 1, 2022.

The above-mentioned tax rules and the ATAD and ATAD 2 Directives (once implemented under French domestic law) may limit our ability to deduct interest accrued on our indebtedness incurred in France and may thus increase our tax burden, which could adversely affect our business, financial condition and results of operations, and reduce the cash flow available to service our indebtedness. Similarly, until the effective date of the Corporate Seat Transfer, the detailed Dutch rules limiting interest deductions and the ATAD and ATAD 2 Directives may limit our ability to deduct interest in the Netherlands and may thus decrease the amount of our Dutch tax losses and increase our tax burden.

Investors may not be able to recover in civil proceedings for U.S. securities law violations.

Certain of the Guarantors are entities organized under the laws of France with their registered offices or principal places of business in France (the “French Entities”). The directors, officers and other executives of the French Entities are neither residents nor citizens of the United States (the “French Individuals”). Furthermore, most of the assets of the French Entities or the French Individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons and entities, or to enforce against them judgments of U.S. courts predicated upon the civil liability provisions of U.S. federal or state securities laws within the United States. However, it may be possible for investors to effect service of process within France upon those persons or entities, provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with.

The United States and France are not parties to a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. Accordingly, a judgment rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon U.S. federal or state securities laws, would not directly be recognized or enforceable in France.

A party in whose favor such judgment was rendered could initiate enforcement proceedings (exequatur) in France before the relevant civil court (Tribunal de Grande Instance) that has exclusive jurisdiction over such matter. Enforcement in France of such U.S. judgment could be obtained following proper (i.e., non ex parte) proceedings if such U.S. judgment is enforceable in the United States and if the French civil court is satisfied that certain conditions have been met. The Company has announced its intention to transfer its corporate seat to France, which change, if effectuated, will result in the Company being subject to the laws of France, including tax laws. See “Recent Developments—Plan to Transfer Corporate Seat to France” and “Risk Factors—Additional Risks Related to Our Business” for a discussion of the Corporate Seat Transfer and the risks related thereto.

For further information, see “Service of Process and Enforcement of Civil Liabilities.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data for Constellium for the periods and dates indicated.

The selected historical financial information presented for the years ended December 31, 2016, 2015 and 2014, has been derived from Constellium’s audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, included elsewhere in this offering memorandum. The summary historical financial information presented as of December 31, 2014 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum. The selected historical financial information presented as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 is derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The summary historical financial information presented as of September 30, 2016 has been derived from our unaudited financial statements not included in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Basis of Preparation,” and the consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum or incorporated by reference.

	As of and for the years ended December 31,			As of and for the nine months ended September 30,
(€ in millions)	2014	2015	2016	2016	2017
Statement of income data
Revenue	3,666	5,153	4,743	3,582	3,989
Gross Profit	483	450	516	394	429
Income/(loss) from operations	150	(426)	246	217	253
Finance costs—net	58	155	167	130	127
Net Income/(loss) from continuing operations	54	(552)	(4)	16	49
Net Income/(loss)	54	(552)	(4)	16	49
Statement of financial position data
Cash and cash equivalents	991	472	347	618	300
Borrowings(1)	1,252	2,233	2,468	2,522	2,257
Total liabilities(2)	3,049	4,168	4,357	4,512	4,169
Total assets(2)	3,012	3,628	3,787	3,916	3,682
Net assets liabilities or total invested equity	(37)	(540)	(570)	(596)	(487)
Share capital	2	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(3)	210	149	199	190	228
Capital expenditure(4)	199	350	355	230	175
Volumes (in kt)	1,062	1,478	1,470	1,126	1,132
Net debt(5)	222	1,703	2,035	1,864	1,987
Adjusted EBITDA per ton (€/ton)	259	232	257	263	293
Adjusted EBITDA(6)	275	343	377	296	331
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	190	176	199	203	205

	As of and for the years ended December 31,			As of and for the nine months ended September 30, (unaudited)
(€ in millions)	2014	2015	2016	2016	2017
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	380	445	425	439	541
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	351	380	471	485	510

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Trade receivables—net	436	264	235	310	334
Inventories	436	542	591	559	612
Trade payables	(662)	(657)	(627)	(679)	(718)

Net trade working capital	210	149	199	190	228

(4)	Represents purchases of property, plant, and equipment.
(5)	Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Borrowings	1,252	2,233	2,468	2,522	2,257
Fair value of cross currency interest swaps(a)	(29)	(47)	(77)	(31)	31
Cash and cash equivalents	(991)	(472)	(347)	(618)	(300)
Cash pledged for issuance of guarantees	(10)	(11)	(9)	(9)	(1)

Net debt	222	1,703	2,035	1,864	1,987

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar denominated senior notes, net of related margin calls.

Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

(6)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the years ended December 31, 2014, 2015, and 2016 and the nine months ended September 30, 2017 and 2016:

	For the year ended December 31,			For the nine months ended September 30,
(€ in millions)	2014	2015	2016	2016	2017
Net income (loss)	54	(552)	(4)	16	49
Income tax expense (benefit)	37	(32)	69	63	56
Finance costs, net	58	155	167	130	127
Share of (gain) / loss of joint ventures	1	3	14	8	21
Depreciation and amortization	49	140	155	109	125
Impairment(a)	—	457	—	—	—
Restructuring costs	12	8	5	5	3
Unrealized (gains) / losses on derivatives	53	20	(71)	(65)	(40)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(1)	3	(3)	(1)	3
(Gains) / Losses on pension plan amendments(b)	(9)	5	—	—	(20)
Swiss pension plan settlements	(6)	—	—	—	—
Share based compensation	4	7	6	5	6
Metal price lag(c)	(27)	34	(4)	3	(16)
Start-up and development costs(d)	11	21	25	16	14
Manufacturing system and process transformation costs(e)	1	11	5	4	1
Wise integration and acquisition costs	34	14	2	2	—
Wise one-time costs(f)	—	38	20	20	—
Wise purchase price adjustment(g)	—	—	(20)	(19)	—
Income tax contractual reimbursements	(8)	—	—	—	—
Losses on disposals and assets classified as held for sale	5	5	10	—	2
Other(h)	7	6	1	—	—

Adjusted EBITDA	275	343	377	296	331

(a)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.
(b)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €20 million net gain.
(c)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(d)	Start-up and development costs relating to new sites and business development initiatives for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and September 30, 2017 amounted to €21 million, €25 million, €16 million and €14 million respectively. These costs primarily relate to our Body In White/ABS growth projects both in Europe and the U.S., which amounted to €16 million, €20 million, €13 million and €2 million respectively for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and nine months ended September 30, 2017. For the nine months ended September 30, 2017, start-up and development costs also relate to new sites in our Automotive Structures and Industries segment for €12 million.
(e)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.

(f)	For the year ended December 31, 2015, Wise one-time costs related to i) Wise Mid-West premium losses for €22 million, ii) non-cash step-up in inventory costs on the acquisition of Wise entities for € 12 million and iii) the unwinding of Wise previous hedging policies losses for €4 million.

For year ended December 31, 2016 and the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.

(g)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.
(h)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016, which appear elsewhere in this offering memorandum. The following discussion is to be read in conjunction with our Annual Report on Form 20-F, which is incorporated by reference in this offering memorandum and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this offering memorandum.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering memorandum. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the unaudited condensed interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 and the notes related thereto, prepared in accordance with IAS 34, Interim Financial Reporting, which appear elsewhere in this offering memorandum.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products and do not mine bauxite, refine alumina, or smelt primary aluminium. As of September 30, 2017, we had approximately 11,000 employees, 23 production facilities (including the Bowling Green facility which is operated through our joint venture with UAJC Corporation), 10 administrative and commercial sites, two R&D centers and one university technology center.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 81% of the segment volume for the nine months ended September 30, 2017 was in packaging applications, which primarily include beverage and food canstock as well as closure stock and foil stock. Approximately 15% of the segment volume for this period was in automotive rolled products and the balance of the segment volume, approximately 4% more for specialty and other thin-rolled product applications. Our Packaging & Automotive Rolled Products segment accounted for 54% of revenues and 48%1 of Adjusted EBITDA for the nine months ended September 30, 2017.

Aerospace & Transportation Segment (“A&T”)

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 44% of the segment volume for the nine months ended September 30, 2017 was in aerospace applications and approximately 56% was in transportation industry and other rolled product applications. Aerospace & Transportation accounted for 25% of our revenues and 30%1 of Adjusted EBITDA for the nine months ended September 30, 2017.

Automotive Structures & Industry Segment (“AS&I”)

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. Approximately 46% of the segment volume for the nine months ended September 30, 2017 was in automotive extruded products and approximately 54% was in other extruded product applications. Our Automotive Structures & Industry segment accounted for 21% of revenues and 28%1 of Adjusted EBITDA for the nine months ended September 30, 2017.

Key Factors Influencing our Financial Condition and Results from Operations

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions, Markets and Competition

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

[1]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks and other beverages like beer during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European canstock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in canstock at the expense of steel.

•	We believe that the aerospace industry is currently relatively insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight- to nine-years of manufacturing at current delivery rates.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models and electric vehicles, which drives a positive substitution of heavier metals in favor of aluminium.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, purchasing power and increasing focus globally on sustainability and environmental issues.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium for the nine months ended September 30, 2017 and 2016 are presented in the table below:

	For the nine months ended September 30,		% Change
	2017	2016
	(€ per ton)
Average LME transaction price	1,729	1,406	23%
Average Midwest Premium	174	150	16%

Average all-in aluminum price U.S.	1,903	1,556	22%
Average LME transaction price	1,729	1,406	23%
Average Rotterdam Premium	130	119	9%

Average all-in aluminum price Europe	1,859	1,525	22%

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, were more volatile in recent years. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. See “Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

Product Price and Margin

Our products are typically priced based on three components, (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against the LME and regional price fluctuations with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “other (losses)/gains—net”.

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons sold and processed. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 17% and 19% of revenues for the nine months ended September 30, 2017 and 2016, respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations as of September 30, 2017, in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net”.

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Results of Operations for the nine months ended September 30, 2017 and 2016

	For the nine months ended September 30,
	2017		2016
	(€ in millions and as a % of revenues)
		%		%
Revenue	3,989	100%	3,582	100%
Cost of sales	(3,560)	89%	(3,188)	89%

Gross profit	429	11%	394	11%

Selling and administrative expenses	(188)	5%	(190)	5%
Research and development expenses	(28)	1%	(22)	1%
Restructuring costs	(3)	0%	(5)	0%
Other gains, net	43	1%	40	1%

Income from operations	253	6%	217	6%
Finance costs, net	(127)	3%	(130)	4%
Share of loss of joint ventures	(21)	1%	(8)	0%

Income before income taxes	105	3%	79	2%
Income tax expense	(56)	1%	(63)	2%

Net income	49	1%	16	0%

Shipment volumes (in kt)	1,132		1,126
Revenue per ton (€ per ton)	3,524		3,181

Revenue

Revenue increased by 11% or €407 million to €3,989 million for the nine months ended September 30, 2017, from €3,582 million for the nine months ended September 30, 2016. This increase in revenue reflected stable volumes and an 11% increase in revenue per ton, primarily as a result of higher LME and premium prices.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 12%, or €372 million, to €3,560 million for the nine months ended September 30, 2017, from €3,188 million for the nine months ended September 30, 2016. This increase reflected a €292 million increase in the total cost of raw material and consumables used, primarily as a result of higher LME and premium prices.

As a result our gross profit margin as a percentage of revenue remained stable at 11% in the nine months ended September 30, 2017.

Selling and Administrative Expenses

Selling and administrative expenses decreased slightly to €188 million for the nine months ended September 30, 2017, compared to €190 million for the nine months ended September 30, 2016, reflecting a decrease in professional fees and other non-labor costs partially offset by a moderate increase in labor costs as a result of inflation.

Research and Development Expenses

Research and development expenses increased by 27% or €6 million, to €28 million in the nine months ended September 30, 2017, from €22 million in the nine months ended September 30, 2016. Research and development expenses are presented net of €8 million of research and development tax credits received in France for both nine-month periods ended September 30, 2017 and 2016. Research and development expenses, excluding tax credits received were €11 million, €13 million, and €8 million at the P&ARP, A&T, and AS&I segments, respectively, in the nine months ended September 30, 2017.

Restructuring Costs

In the nine months ended September 30, 2017 restructuring costs amounted to €3 million and were primarily related to our German and Swiss operations. In the nine months ended September 30, 2016, restructuring costs amounted to €5 million and were primarily related to a restructuring plan at our Muscle Shoals facility.

Other (losses)/gains—Net

	For the nine months ended September 30,
(€ in millions)	2017	2016
Realized losses on derivatives	(12)	(46)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	40	65
Unrealized exchange (losses) / gains /from remeasurement of monetary liabilities—net	(3)	1
Wise purchase price adjustment	—	19
Gains on benefit plan amendments	20	—
Losses on disposal of assets	(2)	—
Other—net	—	1

Total other gains, net	43	40

Other gains—net amounted to €43 million for the nine months ended September 30, 2017 compared to €40 million for the nine months ended September 30, 2016.

Realized losses recognized upon the settlement of derivative instruments amounted to €12 million and €46 million in the nine months ended September 30, 2017 and 2016, respectively. Of these, realized gains / (losses) on LME derivatives were €2 million and €(5) million in the nine months ended September 30, 2017 and 2016, respectively and realized losses on foreign exchange derivatives were €14 million and €35 million in the nine months ended September 30, 2017 and 2016, respectively.

Unrealized gains on derivative instruments amounted to €40 million in the nine months ended September 30, 2017 and were primarily comprised of €13 million of gains relating to foreign exchange derivatives and €28 million of gains relating to LME derivatives. In the nine months ended September 30, 2016 unrealized gains on derivative instruments amounted to €65 million and were comprised of €36 million of gains relating to foreign exchange derivatives and €23 million of gains relating to LME derivatives.

In the nine month ended September 30, 2017 we recognized a €20 million net gain relating to benefit plan amendments in Switzerland and in the United States. In the nine month ended

September 30, 2016 we recognized a €19 million gain relating to the finalization of certain contractual price adjustments for the acquisition of Wise Metals.

Finance Cost-Net

Finance costs—net decreased by €3 million, to €127 million for the nine months ended September 30, 2017, from €130 million in the nine months ended September 30, 2016. This decrease primarily reflects net gains from the remeasurement of our U.S. dollar denominated debt and lower interest costs as a result of the refinancing of the Wise Secured Notes in February 2017, partially offset by one-time costs from the refinancing of the Wise Secured Notes and the issuance of our $650 million 6.625% U.S. Dollar denominated senior notes due 2025.

In the nine months ended September 30, 2017, foreign exchange net gains from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €90 million and were largely offset by €78 million of losses on derivative instruments entered into to hedge this exposure.

In the nine months ended September 30, 2016, foreign exchange net gains from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €6 million and was offset by losses on derivative instruments entered into to hedge this exposure.

Share of loss of joint-ventures

Our share of loss of joint-ventures for the nine months ended September 30, 2017 amounted to €21 million compared to €8 million for the nine months ended September 30, 2016 and is comprised primarily of our share in the net results of Constellium-UACJ ABS LLC, which is accounted for under the equity method. We expect Constellium-UACJ ABS LLC to continue to incur losses over the next 12 to 24 months as it completes the ramp-up of its activities and the partners to make additional contributions to fund its operations.

Income Tax

Income tax expense for the nine months ended September 30, 2017 amounted to €56 million compared to €63 million for the nine months ended September 30, 2016. Our effective tax rate represented 53% of our income before tax for the nine months ended September 30, 2017 and 80% of our income before tax for the nine months ended September 30, 2016. Our projected blended statutory tax rate decreased by approximately 6 percentage points from 34% in the nine months ended September 30, 2016 to 28% in the nine months ended September 2017 as a result of changes in the geographical mix of our pre-tax results. The effective tax rate for the nine months ended September 30, 2017 and 2016 is significantly higher than the projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

Net Income / Loss for the Year

As a result of the above factors, our net income was €49 million in the nine months ended September 30, 2017 compared to a net income of €16 million in the nine months ended September 30, 2016.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the nine months ended September 30,
	2017		2016
	(€ in millions and as a % of revenue)
		%		%
P&ARP	2,146	54%	1,887	52%
A&T	1,016	25%	979	27%
AS&I	849	21%	769	21%
Holdings and Corporate	9	0%	(13)	0%

Inter-segment eliminations	(31)	—	(40)	—

Total revenue	3,989	100%	3,582	100%

P&ARP.    Revenue in our P&ARP segment increased by 14%, or €259 million, to €2,146 million in the nine months ended September 30, 2017, from €1,887 million for the nine months ended September 30, 2016, reflecting relatively stable shipments and higher revenue per ton driven by higher metal prices. P&ARP shipments were relatively stable with a 1% or 7kt decrease, reflecting lower shipments in Packaging rolled products, partially offset by a 34% or 29kt increase in automotive rolled products. Revenue per ton increased by 15% to €2,787 per ton in the nine months ended September 30, 2017 from €2,429 per ton in the nine months ended September 30, 2016, primarily as a result of an increase in LME and premium prices.

A&T.    Revenue at our A&T segment increased by €37 million, or 4% to €1,016 million in the nine months ended September 30, 2017 from €979 million in the nine months ended September 30, 2016, reflecting relatively stable shipments and higher revenue per ton driven by higher metal prices. A&T shipments were relatively stable with a 1% decrease, reflecting an 8kt decrease in Aerospace rolled products shipments partially offset by higher shipments in Transportation, industry and other products. Revenue per ton increased by 5% to €5,582 per ton in the nine months ended September 30, 2017 from €5,321 per ton in the nine months ended September 30, 2016, primarily reflecting higher LME and premium prices.

AS&I.    Revenue in our AS&I segment increased by 10%, or €80 million, to €849 million for the nine months ended September 30, 2017, from €769 million for the nine months ended September 30, 2016, reflecting higher shipments and higher revenue per ton driven by higher metal prices. AS&I shipments increased by 7% or 12kt, reflecting a 9% or 7kt increase in Automotive extruded product shipments and a 5% or 5 kt increase in Other extruded products shipments. Revenue per ton increased by 3% to €4,717 per ton in the nine months ended September 30, 2017 from €4,577 per ton in the nine months ended September 30, 2016, reflecting higher LME and premium prices, partially offset by product mix effects.

Holdings and Corporate.    Revenue in the Holdings and Corporate segment for the nine months ended September 30, 2017 is primarily related to metal sales to third parties. Revenues in the Holdings and Corporate segment for the nine months ended September 30, 2016 included a €20 million one-time payment related to the renegotiation of a contract with one of Wise’s customers, offset by metal sales to third parties.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to income from operations or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

Total Adjusted EBITDA for the nine months ended September 30, 2017 was €331 million, a 12% or €35 million increase compared to €296 million of total Adjusted EBITDA for the nine months ended September 30, 2016. Total net income for the nine months ended September 30, 2017 was €49 million, a 206% or €33 million increase, compared to €16 million of total net income for the nine months ended September 30, 2016.

The following table shows our consolidated Adjusted EBITDA for the nine months ended September 30, 2017 and 2016.

	For the nine months ended September 30,
	2017		2016
	(millions of € and as a % of segment revenues)
		%		%
P&ARP	158	48%	158	53%
A&T	99	30%	81	27%
AS&I	92	28%	81	27%
Holdings and Corporate	(18)	(6)%	(24)	(8)%

Total Adjusted EBITDA	331	100%	296	100%

The following table presents the primary drivers for changes in Adjusted EBITDA from for the nine months ended September 30, 2016 to the nine months ended September 30, 2017 for each one of our three business segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for nine months ended September 30, 2016	158	81	81
Volume	(3)	(4)	18
Price and product mix	12	17	(10)
Costs	(9)	8	3
Foreign exchange and premium	—	(3)	—

Adjusted EBITDA for nine months ended September 30, 2017	158	99	92

P&ARP.    For the nine months ended September 30, 2017, Adjusted EBITDA for our P&ARP segment of €158 million was comparable to the same period in 2016. Adjusted EBITDA per metric ton was relatively stable at €205 for the nine months ended September 30, 2017 compared to €203 for the nine months ended September 30, 2016, reflecting better price and mix offset by the impact of our Body in White program in the US.

A&T.    For the nine months ended September 30, 2017, Adjusted EBITDA was €99 million, an increase of 22% from the same period in 2016 and Adjusted EBITDA per metric ton increased 23% to €541 from €439 in the same period of 2016, primarily reflecting better price and mix and strong management of operating costs, partially offset by foreign exchange and premium effects.

AS&I.    For the nine months ended September 30, 2017, Adjusted EBITDA was €92 million, a 14% increase from the same period in the prior year, reflecting higher volumes and higher EBITDA per ton.

Holdings and Corporate.    Our Holdings and Corporate segment generated Adjusted EBITDA losses of €18 million and €24 million in the nine months ended September 30, 2017 and 2016. The decrease in Holdings and Corporate costs from period to period is notably attributable to approximately €3 million of charges recorded in the nine months ended September 30, 2016, in connection with changes in the executive management team.

The following table reconciles our net income or loss for each of the nine months ended September 30, 2017 and 2016 to our Adjusted EBITDA for the periods presented:

	For the nine months ended September 30,
(€ in millions)	2017	2016
Net (loss) income	49	16
Income tax (benefit) expense	56	63
Finance costs—net	127	130
Share of loss of joint ventures	21	8
Depreciation and amortization	125	109
Restructuring costs	3	5
Unrealized (gains) / losses on derivatives	(40)	(65)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	3	(1)
Gains on benefit plan amendments(a)	(20)	—
Share based compensation	6	5
Metal price lag(b)	(16)	3
Start-up and development costs(c)	14	16
Manufacturing system and process transformation costs	1	4
Wise integration and acquisition costs	—	2
Wise one-time costs(d)	—	20
Wise purchase price adjustment(e)	—	(19)
Losses on disposal	2	—

Adjusted EBITDA	331	296

(a)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €20 million net gain.
(b)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(c)	For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to BiW/ABS growth projects both in Europe and the U.S. For the nine months ended September 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(d)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(e)	In the third quarter of 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings, LLC was finalized. Constellium received a cash payment of €20 million and recorded a net gain of €19 million.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, new debt issuances or refinancing of existing debt facilities and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within the “Risk Factors—Risks Related to Our Business” section:

•	Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•	A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships; and

•	The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

At September 30, 2017, we had €557 million of total liquidity, comprised of €300 million in cash and cash equivalents, €142 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €71 million of undrawn credit facilities under our French Inventory Facility, €41 million available under our factoring arrangements and €3 million available under a revolving credit line.

Cash Flows

The following table summarizes our operating, investing and financing activities for the 9 months ended September 30, 2017 and 2016:

	For the nine months ended September 30,
	2017	2016
Net cash provided by/(used) in:
Operating activities	157	88
Investing activities	(176)	(233)
Financing activities	(22)	285

Net increase/decrease in cash and cash equivalents, excluding the effect of exchange rate changes	(41)	140

Net cash flows from operating activities

Net cash flows from operating activities increased by €69 million, from an inflow of €88 million in the nine months ended September 30, 2016, to an inflow of €157 million in the nine months ended September 30, 2017. The period over period significant increase in operating cash flows is primarily due to an increase in our net cash-flow from operating activities, excluding working capital changes increasing from €127 million in the nine months ended September 30, 2016 to €198 million in the nine months ended September 30, 2017.

In the nine months ended September 30, 2017, cash flows used in changes in working capital amounted to €41 million reflecting a reduction in working capital offset by a €93 million reduction in non-recourse factoring in the period.

In the nine months ended September 30, 2016, cash flows used in changes in working capital amounted to €39 million reflecting increased working capital partially offset by €82 million of additional non-recourse factoring in the period.

Net cash used in investing activities

Net cash flows used in investing activities decreased by €57 million to €176 million for the nine months ended September 30, 2017, from €233 million for the nine months ended September 30, 2016, mainly driven by lower capital expenditures.

Capital expenditures were €175 million for the nine months ended September 30, 2017 compared to €230 million for the nine months ended September 30, 2016 and related primarily to recurring investment in our manufacturing facilities and our growth projects. Cash flows used in investing activities for the nine months ended September 30, 2016 reflected the €20 million cash payment received in connection with the finalization of contractual price adjustments for the Wise acquisition. Cash flows used in investing activities also included €24 million and €27 million related to loans to joint ventures for the nine months ended September 30, 2017 and 2016, respectively.

For further details on capital expenditures projects, see the “ —Financing Arrangements—Historical Capital Expenditures” section below.

Net cash (used in) / from financing activities

Net cash flows (used in)/ from financing activities was an outflow of €22 million for the nine months ended September 30, 2017, compared to an inflow of €285 million for the nine months ended September 30, 2016.

Net cash used in financing activities in the nine months ended September 30, 2017 reflected primarily €610 million of net proceeds from the $650 million of February 2017 Notes, a €610 million outflow from the redemption in February 2017 of the $650 million of Wise Secured Notes and arrangement and exit fees relating to these transactions for an amount of €42 million.

Net cash provided by financing activities in the nine months ended September 30, 2016 reflected primarily €375 million of net proceeds from the $425 million Senior Secured Notes issued in March 2016, and repayments of amounts due under our U.S. revolving credit facilities and other loans for €71 million.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the nine months ended September 30,
	2017	2016
	(€ in millions)
P&ARP	(70)	(107)
A&T	(48)	(69)
AS&I	(53)	(47)
Intersegment and Other	(4)	(7)

Total capital expenditure	(175)	(230)

Our capital expenditures for the nine months ended September 30, 2017 reflected primarily our investments in automotive growth projects for both P&ARP and AS&I as well as sustaining projects across all segments.

The main projects undertaken during the nine months ended September 30, 2016 included our Body-in-White investments in Europe and in the U.S., within the P&ARP segment, investments in our AS&I segment in response to OEM demand and capital investments projects, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

As at September 30, 2017, we had €231 million of construction in progress which relates primarily to our expansion projects in Muscle Shoals, White, Ravenswood, Neuf Brisach and San Luis Potosí.

Our principal capital expenditures are expected to total approximately €1,375 million in the years ended December 31, 2017 to 2021, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Covenant Compliance

The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Pan-U.S. ABL Facility, described in “Description of Other Indebtedness—Pan-U.S. ABL Facility,” contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Company will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of Constellium Rolled Products Ravenswood, LLC, Wise Alloys LLC, and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Constellium Rolled Products Ravenswood, LLC and Wise Alloys LLC.

We were in compliance with our covenants throughout 2017 and 2016 and as of September 30, 2017 and December 31, 2016.

Off-Balance Sheet Arrangements

As of September 30, 2017, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements included elsewhere in this offering memorandum.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which are included elsewhere in this offering memorandum. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our unaudited condensed interim consolidated financial statements included elsewhere in this offering memorandum.

BUSINESS

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are a supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of September 30, 2017, we operated 23 production facilities, including a facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, United States, and we had 10 administrative and commercial sites, two R&D centers with one in Europe and one in the U.S., and a university technology center in London, United Kingdom. Additionally, we are building a new facility in San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. Our facilities are strategically located and allow us to serve our customers on a global basis. The Company had approximately 11,000 employees as of September 30, 2017. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry and that the significant growth investments we have made now leave us well-positioned to capture expected demand growth in each of our end markets. It is our view that our established presence in North America, Europe and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in global aerospace and automotive businesses, and (iii) favorable growth fundamentals supported by the vehicle lightweighting trend seen in global automotive business.

We have invested capital in a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in Muscle Shoals, Alabama, our joint venture in Bowling Green, Kentucky, and in Neuf-Brisach, France, (ii) a pusher furnace in Ravenswood, West Virginia, (iii) Automotive Structures operations in Van Buren, Michigan, White, Georgia and San Luis Potosí, Mexico, and (iv) a number of R&D, debottlenecking and other growth initiatives. While these investments have attractive return and growth profiles, many of them are still in the ramp-up phase and are not yet making significant contributions to our earnings.

Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing and several premium automotive OEMs, including BMW AG, Daimler AG and Ford Motor Company. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three- to seven- year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a crucial supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and creates high barriers to entry.

For the nine months ended September 30, 2017 and 2016, we shipped approximately 1,132 kt and 1,126 kt of finished products, generated revenue of €3,989 million and €3,582 million, generated net income of €49 million and of €16 million, and generated Adjusted EBITDA of €331 million and €296 million, respectively. Our financial performance for the nine months ended September 30, 2017 represented a 1% increase in shipments, an 11% increase in revenue, a €33 million increase in net income and a 12% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our working capital requirements and a positive impact on our operating cash flows. We believe that this helps to drive robust free cash flow through cycles and provides significant downside protection for our liquidity position in the event of a downturn.

Our objective is to expand our leading position as a supplier-of-choice of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Focus on high-value added products in our core markets (automotive, aerospace and packaging).

•	Provide best-in-class quality products, joint product development projects, market leading supply chain integration, customer technical support and scrap and recycling solutions to facilitate long-term relationships with our customers.

•	Optimize margins and asset utilization through product portfolio management.

•	Execute on the business plans and harvest returns from recent investments.

•	Focus on strict cost control and continuous improvement.

•	Increase financial flexibility through earnings growth, strict cost control and working capital management.

Table: Overview of Operating Segments (as of September 30, 2017)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Manufacturing Sites[3]	• 4 (France, Germany, United States)	• 6 (France, United States, Switzerland)	• 15 (France, Germany, Switzerland, Czech Republic, Slovakia, North America, China)

Employees (as of September 30, 2017)	• 3,470	• 3,575	• 3,603

Key Products	• Can Stock • Can End Stock • Closure Stock • Auto Body Sheet[4] • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures based on extruded products

Key Customers	• Packaging: AB InBev, Ball Corporation, Can-Pack, Crown, Amcor, Ardagh Group, Coke • Automotive: Daimler AG, Audi, Volkswagen, Valeo, PSA Group	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry, Defense and Distribution: Ryerson, ThyssenKrupp, Amari	• Automotive: Audi, BMW AG, Daimler AG, Porsche, Ford, Benteler, PSA Group, FCA Group, JLR • Rail: Stadler, CAF

Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, USA) • Bowling Green (Kentucky, USA)[5]	• Ravenswood (West Virginia, USA) • Issoire (France) • Sierre (Switzerland)	• Děčín (Czech Republic) • Singen/Gottmadingen (Germany) • Van Buren (Michigan, USA)

[3]	The total of 25 sites represents 23 facilities among which two of them are shared between two operating segments.
[4]	In this document, Auto Body Sheet and Body-in-White are used interchangeably.
[5]	Joint Venture with UACJ Corporation, 51% owned by Constellium and accounted for under the equity method.

Our Operating Segments

Our business is organized into three operating segments: (i) Packaging & Automotive Rolled Products, (ii) Aerospace & Transportation, and (iii) Automotive Structures & Industry.

Operating Segment	Main Product Category	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with canstock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition, we supply the automotive market with a number of technically sophisticated applications such as automotive body sheet and heat exchangers. We also fabricate sheet and coils for the building and construction markets.

Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products (and very limited volumes of extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of technologically advanced structures for the automotive industry including crash-management systems, body structures and side impact beams in Germany, North America and China. In addition, we fabricate hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding).

The following charts present our revenues by operating segment and geography for the twelve months ended December 31, 2016:

Revenue per operating segment[6]	Revenue per geographic zone[7]

The following table presents our shipments by products and services:

	Nine months ended September 30, 2017	Nine months ended September 30, 2016
(in metric tons)
Packaging rolled products	622	658
Automotive rolled products	114	85
Specialty and other thin-rolled products	34	34
Aerospace rolled products	80	88
Transportation, industry, and other rolled products	102	96
Automotive extruded products	83	76
Other extruded products	97	92
Other	—	(3)

Total shipments	1,132	1,126

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 81% of operating segment volume for the nine-month period ended September 30, 2017 was in packaging rolled products, which primarily include beverage and food canstock as well as closure stock and foil stock, and 19% of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating

[6]	Holdings & Corporate not included.
[7]	Revenue by geographic zone is based on the destination of the shipment.

segment accounted for 54% of revenues and 48% of Adjusted EBITDA for the nine months ended September 30, 2017.8

We are a leading European and North American supplier of canstock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (e.g., closure panels of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes AB InBev, Ball Corporation, Crown Holdings, Inc., Ardagh Group S.A., Can-Pack S.A., Amcor Ltd., VW Group, Daimler AG, and PSA Group. Our packaging contracts have usually a duration of three to five years. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland and one integrated rolling operation in Muscle Shoals, Alabama. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a fully integrated aluminium recycling, rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, automotive body sheet, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused factory mostly dedicated to UBC recycling and canstock rolling. With the benefit of our Transform investment program, the plant is expected to be capable of producing high-quality Auto Body Sheet cold coils.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, canstock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe and by 5% in 2009 versus 2006 as compared to a more than 40% decrease for flat rolled aluminium products volumes in North America. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European canstock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in canstock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. canstock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption, but has recently stabilized as a result of a growth in craft beers and energy drinks consumption. Analysts expect that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from canstock to Auto Body Sheet. As a result, CRU expects that by the latter part of this decade, canstock conversion fees could increase, and even a step change upward may be possible.

[8]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2017	2016
Packaging & Automotive Rolled Products:
Segment Revenue	2,146	1,887
Segment Shipments (kt)	770	777
Segment Revenue (€/ton)	2,787	2,429
Segment Adjusted EBITDA(1)	158	158
Segment Adjusted EBITDA(€/ton)	205	203
Segment Adjusted EBITDA margin	7%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, supply-chain solutions, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 25% of our revenues and 30%9 of Adjusted EBITDA for the nine months ended September 30, 2017.

In 2017, six of our manufacturing facilities produce products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer a broad spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have strong capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally friendly aircraft.

[9]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of September 2017, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,350 units on a combined basis, representing approximately 8 to 9 years of production at current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year. We believe we are able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which we have already obtained through our long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which we obtained during programs dating back to the 1960s. Second, over the course of the decades that we have been working with the aerospace OEMs, we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2017	2016
Aerospace & Transportation:
Segment Revenue	1,016	979
Segment Shipments (kt)	182	184
Segment Revenue (€/ton)	5,582	5,321
Segment Adjusted EBITDA(1)	99	81
Segment Adjusted EBITDA(€/ton)	541	439
Segment Adjusted EBITDA margin	10%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (CMS), body structures and side impact beams and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Approximately 46% of the segment volume for the nine months ended September 30, 2017 was in automotive extruded products and approximately 54% was in other extruded product applications. Our

Automotive Structures & Industry operating segment accounted for 21% of revenues and 28%10 of Adjusted EBITDA for the nine months ended September 30, 2017.

We believe that we are one of the largest providers of aluminium automotive crash management systems globally and a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, VW Group, FCA Group and Ford. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We are operating a joint venture, Astrex Inc., which is producing automotive extruded profiles in Ontario, Canada, for our North American operations and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

In July 2016, we announced our intention to open a new manufacturing facility in Mexico to produce aluminium automotive structural components. We believe that this plant, located in San Luis Potosí, will allow Constellium to respond to increasing demand for lightweight, high-strength aluminium Crash Management Systems and automotive structures for the expanding auto industry in Mexico. We plan to invest approximately $10 million in the 5,000 sq m facility, which may be expanded to 13,000 sq m in the future to adapt to customers’ supply needs. The facility is expected to start production in 2018. The San Luis Potosí plant will complement our growing footprint in North America for the fast expanding market of automotive structures. Last year, we announced we were building a new manufacturing facility for automotive structures in Bartow County, GA, which started production in 2017.

During 2017, we continued the product offering of the new generation of aluminium high-strength alloys for Crash Management Systems (CMS) and extruded structural parts for automotive structures and chassis components. The new-generation CMS combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fifteen of our manufacturing and engineering facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

[10]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA is attributable to amounts for Holdings and Corporate.

The following table summarizes our volume, revenue and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2017	2016
Automotive Structures & Industry:
Segment Revenue	849	769
Segment Shipments (kt)	180	168
Segment Revenue (€/ton)	4,717	4,577
Segment Adjusted EBITDA(1)	92	81
Segment Adjusted EBITDA(€/ton)	510	485
Segment Adjusted EBITDA margin	11%	11%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

For information on the seasonality of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, extruders and rollers, (iv) aluminium recyclers and remelters and (v) integrated companies that are present across multiple stages of the aluminium production chain.

The price of aluminium, quoted on the LME, is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminium have limited ability to manage the volatility of aluminium prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Rolled and extruded aluminium product prices are based generally on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

There are two main sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot.

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as used beverage cans.

Whether primary or recycled, the aluminium is then alloyed and cast into shapes such as:

•	Sheet ingot or rolling slab.

•	Extrusion billets.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminium, extrusion billets and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 25%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

Aluminium Rolled Products Overview

Aluminium rolled products, i.e., sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.

Independent aluminium rolled products producers and integrated aluminium companies alike participate in this market. Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to more than 6 mm for plates and to approximately 0.2-6 mm for sheet. We do not produce aluminium foil.

The following chart illustrates expected global demand for aluminium rolled products according to CRU International Limited. The average expected growth between 2017 and 2021 for the flat rolled products market according to CRU International Limited is 3.7%.

Projected Aluminium Flat Rolled Products Demand 2017-2021 (in thousand tons)

Flat rolled

Source: Republished under license from CRU International Ltd.

Asia Pacific includes Japan, China, India, South Korea, Australia and other Asia

Other includes Central and South America, Middle East and Africa

The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.

The supply of aluminium rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminium rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminium Extrusions Overview

Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.

Today, aluminium extrusion is used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. We believe that all of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German and North American OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited estimates that the consumption of automotive body sheet between 2017 and 2021 will have a growth of 10.8% per annum in North America, 34.5% per annum in China and 12.3% per annum in Europe.

Rigid Packaging

Aluminium beverage cans represented approximately 16% of the total European aluminium flat rolled demand by volume in 2017 and 34% of total U.S. and Canada aluminium flat rolled demand. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2002 and 2016, we believe that aluminium’s penetration of the European canstock market versus tinplate increased from 58% to 85%. In the U.S., we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (Kt)	USA and Canada Rolled Products Consumption (Kt)

Source: Republished under license from CRU International Ltd., Aluminium Rolled Products Market Outlook August 2017	Source: Republished under license from CRU International Ltd., Aluminium Products Market Outlook August 2017

Source: Republished under license from CRU International Ltd.

In addition, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European canstock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the canstock market globally is expected to grow by 3.3% per year between 2017 and 2021.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircraft, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, and (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 4.8% from 2017 to 2021). In 2017, Boeing and Airbus predicted respectively approximately 41,030 and 34,900 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2017 and 2036, 39% of sales of new airplanes will be to Asia Pacific, 18% to Europe and 21% to North America. Demand for aluminium aerospace plates is also influenced by alternatives new materials becoming more mature in the aerospace market (for example, composites).

World’s commercial aircraft fleet (thousands)	Airplane order backlog (thousands)

Data source : Boeing 2017 current market outlook	Data source : Boeing & Airbus publicly available information Note: 2017 as of September 30

Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Data source : Boeing 2017 current market outlook

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to CRU, global light vehicle production is expected to grow by approximately 2.5% from 2017 to 2021.

Light vehicle production (millions units)

Source: Republished under license from CRU International Ltd.

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and energy absorption. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km by 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the next target: by 2021, phased in from 2020, the fleet average to be achieved by all new cars is 95 grams of CO2 emissions per kilometer. 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

Aluminum component weight changes 2015 – 2020

Source: Ducker Worldwide study

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, in 2016, Constellium announced it would supply the aluminium front Crash Management System for the new PEUGEOT 3008, including a lower beam for enhanced pedestrian safety. In 2015, Constellium announced an agreement with Ford Motor Co. to supply aluminium structural parts for the all-new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material. In addition, increasing global demand for sports utility vehicles (SUVs) and increasing demand of aluminium solutions for OEMs high volume series cars are expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

            Constellium Auto Body Sheet sales by OEM

Note: as of September 30, 2017

According to the CRU, the aluminium global consumption for the Automotive Body Sheet market is expected to grow by 14% between 2017 and 2021.

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and regional premiums price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We mark-to-market LME derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

The price of the aluminium that we buy comprises other premiums (or in some cases discounts) on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in North America) rose by more than 100%, before collapsing to initial levels. While we have historically tried to charge these premiums to our customers, the unexpected dramatic increase in the premiums was not fully passed-through to our customers. Because there is not a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price”, the ability to use financial instruments (OTC derivatives) was limited and did not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations that we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Approximately 75% of our slab demand is produced in our casthouses. In addition, our primary metal supply is secured through long-term contracts with several upstream companies. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and, in aggregate, accounted for approximately 45% of our total purchases for the year ended December 31, 2016. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. However, we have secured a large part of our natural gas and electricity pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 55% of our revenues and approximately 60% of our volumes for year ended December 31, 2016.11 Excluding Muscle Shoals, where the customer

[11]	Based on unaudited figures.

base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). For the year ended December 31, 2016, we estimate that approximately 70% of our volumes were generated under multi-year contracts, more than 70% were governed by contracts valid until the end of 2017 and more than 55% were governed by contracts valid until 2018 or later. In addition, more than 35% of our packaging volumes are contracted through 2019.12 This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently one of the qualified suppliers to several facilities of our customers.

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Our Services

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing manufacturing excellence initiatives. Manufacturing excellence is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic

[12]	Based on unaudited figures.

coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Sapa AB, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, Step-G, and Metra Aluminum.

Research and Development (“R&D”)

We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our R&D center based in Voreppe, France provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of September 30, 2017, the research and development center employs 237 employees, including approximately 119 scientists and 118 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•	Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Ball Corporation.

•	Technologically advanced equipment—for example, we are expanding our Airware® portfolio with new additions such as Airware® 2074, a high performance external fuselage sheet product offering a combination of low density and very high damage tolerance properties, Airware® 2065 and 2076, the latest high performance extruded solutions delivering improved performance for wing and fuselage structures.

•	Long-term partnerships with European universities—for example, RWTH Aachen in Germany and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2016, we inaugurated the new Constellium University Technology Center (UTC) at Brunel University London, a dedicated center of excellence for designing, development and prototyping. In addition, we opened a new R&D center in the U.S. in Plymouth, Michigan, in order to improve our support to North American customers.

We invested €28 million in research and development in the nine months ended September 30, 2017 and €22 million in research and development in the nine months ended September 30, 2016.

Trademarks, Patents, Licenses and IT

In connection with the acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities and other third parties, we occasionally obtain royalty-bearing licenses for the use of third-party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 190 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office and the U.S. Patent and Trademark Office. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/ CAR); (vii) automobile liability; (viii) trade credit; (ix) Cyber risk, (x) Workers Compensation (USA) and (xi) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of international, national, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EHS”) laws and regulations. Environmental compliance at our key facilities is supervised by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the United States Environmental Protection Agency, West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for

Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EHS laws and regulations, and remediation obligations arising under such laws and regulations, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EHS policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EHS considerations into our planning for new projects. We perform regular risk assessments and EHS reviews. We closely and systematically monitor and manage situations of noncompliance with EHS laws and regulations and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation and compliance obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2017-2021 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

E.U. Directive 2010/75 titled “Industrial Emissions” regulates some of our European activities as recycling or melting/casting. With the revision of the Best Available Technics Reference of Non Ferrous Metals in 2016, which defines associated emissions limits values for these activities, within the next 4 years, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of the substances contained in our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at September 30, 2017 were €80 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, wastes streams optimization.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this offering memorandum, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. We have made reserves for potential occupational disease claims for a total of €3 million as of September 30, 2017. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect of on the future results of the Company.

A. Property, Plants and Equipment

At September 30, 2017, we operated 23 production sites serving both global and local customers, two R&D centers, one in Europe and one in the U.S., and one university technology center in London. In addition, we are building a new facility in San Luis Potosí, Mexico. Among our production sites, we have seven major facilities (Neuf-Brisach, Muscle Shoals, Ravenswood, Issoire, Děčín, Singen and Sierre) catering to the needs of our Aerospace & Transportation, Packaging & Automotive Rolled Products and Automotive Structures & Industry operating segments:

•	The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a canstock slitter and recycling furnace has enabled us to secure long-term canstock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €82 million in the facility in the year ended December 31, 2016 and €20 million for the nine-month period ended September 30, 2017, respectively.

•	The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we have started producing automotive cold coils for body sheet. We have invested approximately €62 million in the facility in the year ended December 31, 2016 and €38 million for the nine-month period ended September 30, 2017, respectively.

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it one of the few facilities in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €41 million in the year ended December 31, 2016 and €20 million for the nine-month period ended September 30, 2017, respectively, on significant equipment upgrades, which are in the completion stages.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. A second Airware® industrial casthouse started operations in 2015 and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €48 million in the facility in the year ended December 31, 2016 and €24 million for the nine-month period ended September 30, 2017, respectively.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €15 million in the facility in the year ended December 31, 2016 and €6 million for the nine-month period ended September 30, 2017, respectively. The investments include a new small lot size casthouse, extrusion line and drawing line that increased production of hard alloys bars by almost 10,000 tons per year expanding our capabilities to serve the automotive market.

•	The Singen, Germany rolling plant has industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in the world as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications as well as finished side-impact beams ready for the OEMs assembly lines. We invested €32 million in the facility in the year ended December 31, 2016 and €25 million for the nine-month period ended September 30, 2017, respectively.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €14 million in the facility in the year ended December 31, 2016 and €9 million for the nine-month period ended September 30, 2017, respectively.

Our current production facilities are listed below by operating segment:

Operating Segment(1)	Location	Country	Owned/Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	White, GA	United States	Leased
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased

(1)	For our Packaging & Automotive Rolled products operating segment, this table does not include our Joint Venture in Bowling Green, Kentucky, USA, with UACJ Corporation, which is 51% owned by Constellium and accounted for under the equity method.
(2)	Constellium Joint Venture with Can Art.

MANAGEMENT

The following table provides information regarding the members of our board of directors as of the date of this offering memorandum (ages are given as of September 30, 2017). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard B. Evans	70	Chairman	January 5, 2011
Guy Maugis	64	Director	January 5, 2011
Philippe Guillemot	58	Director	May 21, 2013
Werner P. Paschke	67	Director	May 21, 2013
Michiel Brandjes	62	Director	June 11, 2014
Peter F. Hartman	68	Director	June 11, 2014
John Ormerod	68	Director	June 11, 2014
Lori A. Walker	60	Director	June 11, 2014
Martha Brooks	58	Director	June 15, 2016
Jean-Marc Germain	51	Director	June 15, 2016
Nicolas A. Manardo	39	Director	June 15, 2017

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Manardo was selected to serve as a director by Bpifrance earlier this year. Mr. Maugis no longer serves in that capacity.

Richard B. Evans.    Mr. Evans has served as a director since January 2011 and as our Chairman since December 2012. Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-Executive Director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Guy Maugis.    Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis is advisor of the Board of Robert Bosch GmbH, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by

ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Philippe Guillemot.    Mr. Guillemot has served as a non-executive director since May 2013. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

Werner P. Paschke.    Mr. Paschke has served as a non-executive director since May 2013. From 2008 until April 2017, he served as an independent director of Braas Monier Building Group, Luxembourg, where he chaired the Audit Committee. He is an Advisory Board Member for Weber Automotive GmbH. In previous years, he served on the Supervisory Boards of Conergy Aktiengesellschaft, Hamburg, Coperion GmbH, Stuttgart and several smaller companies. From 2003 to 2006, he was Managing Director and Chief Financial Officer of Demag Holding in Luxembourg, where he actively enhanced the value of seven former Siemens and Mannesmann Units. From 1992 to 2003, he worked for Continental Aktiengesellschaft in Hannover/Germany, and since 1993 as Generalbevollmächtigter responsible for corporate controlling plus later, accounting. From 1989 to 1992, he served as Chief Financial Officer for General Tire Inc., in Akron/Ohio, USA. From 1973 to 1987, he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr Paschke studied economics at Universities Hannover, Hamburg and Münster/Westphalia, where he graduated as Diplomkaufmann in 1973. He is a 1993 graduate of the International Senior Management Program at Harvard Business School.

Michiel Brandjes.    Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell or Constellium.

Peter F. Hartman.    Mr. Hartman has served as a non-executive director since June 2014. He serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee since July 2016), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. since mid-2013 (chairman since January 2014). Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod.    Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as non-executive director and Chairman of the audit committee of Gemalto N.V., where he also served as its Chairman until earlier this year, and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as Chairman of the audit committee from 2005 to 2012.

Lori A. Walker.    Ms. Walker has served as a non-executive director since June 2014. Ms. Walker currently serves as the audit committee chair of Southwire since 2014, and as a member of the audit and compensation committees of Compass Minerals since 2015. In August 2016, Ms. Walker was appointed to the Audit Committee Chair at Compass Minerals. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

Martha Brooks.    Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Cummins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc. and has previously served as a director of Harley Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Master’s in Public and Private Management from Yale University.

Jean-Marc Germain.    Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Jean-Marc Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Nicolas A. Manardo.    Mr. Manardo was appointed as a non-executive director in June 2017. Mr. Manardo is currently Managing Director at Bpifrance Investissement in charge of Mid & Large Cap Private Equity Investments, a position he has held since 2009. Mr. Manardo is also a Director of Imalliance SA and is an observer on the Supervisory Board of STMicroelectronics N.V. Mr. Manardo held senior positions at Lazard and Société Générale CIB in the U.S. and Europe and various financial positions at Saint Gobain in Latin America and Europe. Mr. Manardo graduated from the ESCP Europe Business School in Paris in 2000.

The following persons are our officers as of the date of this offering memorandum (ages are given as of September 30, 2017):

Name	Age	Title
Jean-Marc Germain	51	Chief Executive Officer
Peter R. Matt	54	Executive Vice President and Chief Financial Officer
Peter Basten	42	President, Packaging and Automotive Rolled Products business unit
Ingrid Joerg	48	President, Aerospace and Transportation business unit
Paul Warton	56	President, Automotive Structures and Industry business unit
Jack Clark	58	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Philip Ryan Jurkovic	46	Senior Vice President and Chief Human Resources Officer
Nicolas Brun	51	Senior Vice President, Public Affairs and Communications
Jeremy Leach	55	Senior Vice President and Group General Counsel

The following paragraphs set forth biographical information regarding our officers:

Jean-Marc Germain.    Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Jean-Marc Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Peter R. Matt.    Mr. Matt has served as our Executive Vice President and Chief Financial Officer Designate since November 2016 and became our Chief Financial Officer on January 1, 2017. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010-2015, he was the Managing Director and Group Head at First Boston/Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Throughout his career, Mr. Matt has worked closely with management teams across a broad range of competencies including business strategy, capital structure, capital allocation, investor communications, treasury and mergers and acquisitions. He is a graduate of Amherst College.

Peter Basten.    Mr. Basten has served as President of the Packaging and Automotive Rolled Products business unit since September 2017. He previously served as our Executive Vice President, Strategy, Business Development, Research & Development since 2016, and prior to that as our Vice President, Strategy and Business Planning, the Managing Director of Soft Alloys Europe at our Automotive Structures and Industry Business Unit and our Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a Strategy Consulting firm. His assignments ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

Ingrid Joerg.    Ms. Joerg has served as President of our Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ingrid Joerg received a Master’s Degree in Business Administration from the University of Linz, Austria.

Paul Warton.    Mr. Warton has served as President of our Automotive Structures & Industry business unit since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he spent 17 years managing aluminium extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Jack Clark.    Mr. Clark has served as our Senior Vice President Manufacturing Excellence and Chief Technical Officer since October 2016. In this role, Mr. Clark is responsible for the technology organization at Constellium and supervises all EHS, Lean Continuous Improvement activities as well as Engineering, Reliability and CAPEX planning and execution. Prior to joining Constellium, Mr. Clark was Senior Vice President and Chief Technical Officer of Novelis. Mr. Clark graduated from Purdue University in Engineering and has more than 30 years of industry experience with Alcoa and Novelis on three continents.

Philip Ryan Jurkovic.    Mr. Jurkovic has served as our Senior Vice President and Chief Human Resources Officer since November 2016. Prior to joining Constellium, Mr. Jurkovic was Senior Vice President and Chief Human Resources Officer of Algeco Scotsman. He started his career as a financial analyst before taking on various HR leadership roles in Europe, Asia and the U.S. with United Technologies and Novelis. Mr. Jurkovic has a BS from Allegheny College and an MBA from Purdue University.

Nicolas Brun.    Mr. Brun has served as our Senior Vice President, Public Affairs and Communications since August 2017 and was previously as our Vice President, Communications since January 2011. He previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun is currently President of Constellium Neuf-Brisach SAS since January 1, 2015. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Jeremy Leach.    Mr. Leach has served as our Senior Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

There are no family relationships between the executive officers and the members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Nicolas Manardo, who was appointed as a non-executive director of the Company in June 2017, is currently Managing Director at Bpifrance Investissement in charge of Mid & Large Cap Private Equity Investments, a position he has held since 2009. Bpifrance Investissement is an affiliate of Bpifrance Participations (“Bpifrance”), which is a wholly owned subsidiary of BPI-Groupe (bpifrance), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature. As of September 30, 2017, Bpifrance owns approximately 13.2% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement, an affiliate of Bpifrance Investissement, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility is subject to automatic reduction of 33% of the aggregate amount per year. The facility is undrawn and the amount currently available for drawing is €3.3 million, subject to a commitment fee of 1% per year. Should any amount be drawn under this facility, it would bear interest at a rate equal to 3 months Euribor + 2.5%.

As set forth in greater detail in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 21, 2017, Bpifrance is also party to a shareholders agreement, dated as of May 29, 2013, with the Company, pursuant to which Bpifrance has, among other rights, a binding nomination right for one director on the Company’s board of directors and certain rights with respect to selling of the Company’s ordinary shares owned by Bpifrance, subject in each case to the terms and conditions set forth therein. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 21, 2017, which is incorporated by reference herein.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which Constellium and certain of its subsidiaries are expected to be party following the consummation of this Notes offering and the use of proceeds thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

May 2014 Notes

On May 7, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 5.750% Senior Notes due 2024 (the “2024 U.S. Dollar Notes”) and €300 million in aggregate principal amount of 4.625% Senior Notes due 2021 (the “2021 Euro Notes”, and together with the 2024 U.S. Dollar Notes, the “May 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the May 2014 Notes were used to repay amounts outstanding under our senior secured term loan B facility, including related transaction fees, expenses, and prepayment premium thereon. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the 2024 U.S. Dollar Notes and 2021 Euro Notes accrues at rates of 5.750% and 4.625% per annum, respectively, and is payable semi-annually beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024, and the 2021 Euro Notes mature on May 15, 2021.

Prior to May 15, 2019, we may redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the twelve-month period commencing on May 15, 2019, 101.917% during the twelve-month period commencing on May 15, 2020, 100.958% during the twelve-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to May 15, 2017, we may redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the twelve-month period commencing on May 15, 2017, 101.156% during the twelve-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to May 15, 2017, we may, within 90 days of a qualified equity offering, redeem May 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the May 2014 Notes of the applicable series (after giving effect to any issuance of additional May 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024

U.S. Dollar Notes and 4.625% for the 2021 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of May 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding May 2014 Notes at a price in cash equal to 101% of the principal amount of the May 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by Constellium Holdco II B.V. (“Holdco II”), Constellium France Holdco, Constellium Neuf Brisach, Constellium Issoire, Constellium Finance, Engineered Products International, Constellium W, Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, Ravenswood, Wise Metals Intermediate Holdings LLC, Wise Metals Group LLC, and Wise Alloys LLC. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes.

The indentures governing the May 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the May 2014 Notes also contain customary events of default.

December 2014 Notes

On December 19, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”) and €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes”, and together with the 2023 U.S. Dollar Notes, the “December 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the December 2014 Notes were used to finance the Wise Acquisition, including related transaction fees and expenses. We used the remaining net proceeds for general corporate purposes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrues at rates of 8.00% and 7.00% per annum, respectively, and is payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes mature on January 15, 2023.

Prior to January 15, 2018, we may redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the twelve-month period commencing on January 15, 2018, 104.000% during the twelve-month period commencing on January 15, 2019, 102.000% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we may redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the twelve-month period commencing on January 15, 2018, 103.500% during the twelve-month period commencing on January 15, 2019, 101.750% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to January 15, 2018, we may, within 90 days of a qualified equity offering, redeem December 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the December 2014 Notes of the applicable series (after giving effect to any issuance of additional December 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 8.00% for the 2023 U.S. Dollar Notes and 7.00% for the 2023 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of December 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding December 2014 Notes at a price in cash equal to 101% of the principal amount of the December 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the May 2014 Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes.

The indentures governing the December 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the December 2014 Notes also contain customary events of default.

On October 30, 2017, in connection with the offering of the Notes, the Company (i) commenced the Tender Offers for any and all of the outstanding Tender Offer Notes, and (ii) called for redemption all of the outstanding Tender Offer Notes at redemption prices equal to

(A) in the case of the Senior Secured Notes, 100% of the principal amount of the Senior Secured Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the Senior Secured Notes), (B) in the case of the 2023 Euro Notes, 100% of the principal amount of the 2023 Euro Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 Euro Notes), and (C) in the case of the 2023 U.S. Dollar Notes, 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 U.S. Dollar Notes, in each case plus accrued and unpaid interest, if any, to the redemption date. Pursuant to the Tender Offers, holders of Tender Offer Notes who validly tender (and do not validly withdraw) their Tender Offer Notes at or prior to the Expiration Time will be eligible to receive an amount in cash equal to $1,062.29 per $1,000 principal amount of Senior Secured Notes, €1,065.00 per €1,000 principal amount of 2023 Euro Notes, or $1,070.79 per $1,000 principal amount of 2023 U.S. Dollar Notes, as applicable, on the Settlement Date, which is expected to coincide with the issuance of the Notes. This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the Tender Offer Notes.

Concurrently with the issuance of the Notes, the Company intends to satisfy and discharge all Tender Offer Notes not purchased pursuant to the Tender Offers by depositing with the trustee for the Tender Offer Notes an amount in cash sufficient to pay the applicable Redemption Price for each series of Tender Offer Notes on the applicable redemption date. The Company expects the redemption date of the Tender Offer Notes to occur on or about November 29, 2017.

Constellium intends to use the net proceeds from this offering, together with the net proceeds from the Equity Offering and cash on hand, to fund the Tender Offers and the Satisfaction and Discharge, and to use the remaining net proceeds, if any, for general corporate purposes. See “Use of Proceeds.” The Tender Offers and the Redemptions are conditioned on the Equity Offering and the issuance of the Notes offered hereby. See “Summary—Recent Developments—Tender Offers and Redemption of Senior Secured Notes, 2023 Euro Notes, and 2023 U.S. Dollar Notes” and “Use of Proceeds.”

Senior Secured Notes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds of the offering in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the Senior Secured Notes accrues at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016. The Senior Secured Notes mature on April 1, 2021. In addition, each holder of Senior Secured Notes will have the right to require the Company to repurchase all or any part of that holder’s Senior Secured Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, if on the 136th day prior to May 15, 2021 (i.e. the final stated maturity of the 2021 Euro Notes) more than €30 million of the 2021 Euro Notes remain outstanding.

Prior to April 1, 2018, we may redeem some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole’ premium. On or after April 1, 2018, we may redeem the Senior Secured Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.938% during the twelve-month period commencing on April 1, 2018, 101.969% during the twelve-month period commencing on April 1, 2019, and par on or after April 1, 2020, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to April 1, 2018, we may, within 90 days of a qualified equity offering, redeem Senior Secured Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the Senior Secured Notes (after giving effect to any issuance of additional Senior Secured Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 7.875%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of the Senior Secured Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding Senior Secured Notes at a price in cash equal to 101% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to the purchase date.

The Senior Secured Notes are senior secured obligations of Constellium and are guaranteed on a senior secured basis by each of its restricted subsidiaries that guarantees the May 2014 Notes. In addition, the Company is required to cause (a) existing or future subsidiaries to guarantee the Senior Secured Notes from time to time so as to satisfy the Guarantor Coverage Test (as defined below), and (b) each existing or future subsidiary that directly or indirectly owns the capital stock of a guarantor of the Senior Secured Notes, or guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the Senior Secured Notes, to guarantee the Senior Secured Notes.

The “Guarantor Coverage Test” requires, on any one date between and including the date that the Company’s annual financial statements are delivered and the date that is forty-five (45) days following such delivery, that (a) the EBITDA of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the EBITDA of the Company and its restricted subsidiaries, taken together, and (b) the consolidated total assets of the Company and the guarantors of the Senior Secured Notes, taken together, represent not less than 80% of the consolidated total assets of the Company and its restricted subsidiaries, taken together.

The indenture governing the Senior Secured Notes provides for the obligations of Constellium and the guarantors with respect to the Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Holdco II, (ii) a pledge by Holdco II of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Senior Secured Notes and the guarantees thereof are required to be first-priority, provided that (x) the liens on the Pan-U.S. ABL Priority Collateral (as defined below) securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on the Pan-U.S. ABL Priority Collateral securing the obligations under the Pan-U.S. ABL Facility, and

(y) the liens on certain property of Ravenswood (the “PBGC Priority Collateral”) securing the Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on such property securing the PBGC Obligations. The “Pan-U.S. ABL Priority Collateral” includes the following property owned by Ravenswood and Constellium U.S. Holdings I, LLC: (i) accounts, (ii) inventory, (iii) general intangibles, chattel paper, instruments, investment property, books and records, letter of credit rights, and commercial tort claims relating to accounts or inventory, (iv) payment intangibles, (v) deposit accounts and any cash, financial assets or other assets in such accounts, (vi) cash and cash equivalents, and (vii) all proceeds of the foregoing, in each case subject to certain exceptions. The “Pan-U.S. ABL Priority Collateral” also includes the following property owned by Wise Metals Group and Wise Alloys: (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the Pan-U.S. ABL Priority Collateral owned by Wise Metals Group and Wise Alloys, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

The indenture governing the Senior Secured Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the Senior Secured Notes also contains customary events of default.

On October 30, 2017, in connection with the offering of the Notes, the Company (i) commenced the Tender Offers for any and all of the outstanding Tender Offer Notes, and (ii) called for redemption all of the outstanding Tender Offer Notes at redemption prices equal to (A) in the case of the Senior Secured Notes, 100% of the principal amount of the Senior Secured Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the Senior Secured Notes), (B) in the case of the 2023 Euro Notes, 100% of the principal amount of the 2023 Euro Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 Euro Notes), and (C) in the case of the 2023 U.S. Dollar Notes, 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 U.S. Dollar Notes), in each case plus accrued and unpaid interest, if any, to the redemption date. Pursuant to the Tender Offers, holders of Tender Offer Notes who validly tender (and do not validly withdraw) their Tender Offer Notes at or prior to the Expiration Time will be eligible to receive an amount in cash equal to $1,062.29 per $1,000 principal amount of Senior Secured Notes, €1,075.00 per €1,000 principal amount of 2023 Euro Notes, or $1,070.79 per $1,000 principal amount of 2023 U.S. Dollar Notes, as applicable, on the Settlement Date, which is expected to coincide with the issuance of the Notes. This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the Tender Offer Notes.

Concurrently with the issuance of the Notes, the Company intends to satisfy and discharge all Tender Offer Notes not purchased pursuant to the Tender Offers by depositing with the trustee for the Tender Offer Notes an amount in cash sufficient to pay the applicable Redemption Price for each series of Tender Offer Notes on the applicable redemption date. The Company expects the redemption date of the Tender Offer Notes to occur on or about November 29, 2017.

Constellium intends to use the net proceeds from this offering, together with the net proceeds from the Equity Offering and cash on hand, to fund the Tender Offers and the Satisfaction and Discharge, and to use the remaining net proceeds, if any, for general corporate purposes. See “Use of Proceeds.” The Tender Offers and the Redemptions are conditioned on the Equity Offering and the issuance of the Notes offered hereby. See “Summary—Recent Developments—Tender Offers and Redemption of Senior Secured Notes, 2023 Euro Notes, and 2023 U.S. Dollar Notes” and “Use of Proceeds.”

February 2017 Notes

On February 16, 2017, the Company completed a private offering of $650 million in aggregate principal amount of 6.625% Senior Notes due 2025 (the “February 2017 Notes,” and together with the May 2014 Notes, the “Existing Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. The Company used the net proceeds from the offering, together with cash on hand, to retire all of the outstanding 8.75% Senior Secured Notes due 2018 issued by Wise Metals Group LLC and Wise Alloys Finance Corporation (the “Wise Secured Notes”) and for general corporate purposes.

Interest on the February 2017 Notes accrues at a rate of 6.625% per annum and is payable semi-annually beginning September 1, 2017. The February 2017 Notes mature on March 1, 2025.

Prior to March 1, 2020, we may redeem some or all of the February 2017 Notes at a price equal to 100% of the principal amount of the February 2017 Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after March 1, 2020, we may redeem the February 2017 Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.313% during the 12-month period commencing on March 1, 2020, 101.656% during the 12-month period commencing on March 1, 2021, and par on or after March 1, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to March 1, 2020, we may, within 90 days of a qualified equity offering, redeem February 2017 Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount thereof (after giving effect to any issuance of additional February 2017 Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 6.625%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of February 2017 Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding February 2017 Notes at a price in cash equal to 101% of the principal amount of the February 2017 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The February 2017 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the

May 2014 Notes. Each of Constellium’ s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium (including the May 2014 Notes, the December 2014 Notes, and the Senior Secured Notes) or certain indebtedness of any of the guarantors of the February 2017 Notes must also guarantee the February 2017 Notes.

The indenture governing the February 2017 Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the February 2017 Notes also contains customary events of default.

Pan-U.S. ABL Facility

On June 21, 2017, Ravenswood and Wise Alloys entered into a $300 million asset-based revolving credit facility (the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Pan-U.S. ABL Administrative Agent”) and collateral agent. The Pan-U.S. ABL Facility has sublimits of $30 million for letters of credit and $30 million for swingline loans. At the option of Ravenswood and Wise Alloys, the maximum borrowings under the Pan-U.S. ABL Facility may be increased by up to an additional $200 million subject to, among other things, payment of a fee in the amount of 0.125% of such increase and the granting of a lien in favor of the Pan-U.S. ABL Administrative Agent over certain accounts receivable (and termination of any factoring facilities with respect to such receivables). The lenders under the Pan-U.S. ABL Facility have provided commitments with respect to such increase (the “Pan-U.S. ABL Incremental Commitments”). The Pan-U.S. ABL Facility provides Ravenswood and Wise Alloys a working capital facility for their respective operations. Concurrently with Ravenswood and Wise Alloys’ entry into the Pan-U.S. ABL Facility, Ravenswood’s asset-based revolving credit facility, entered into on May 25, 2012 (the “Ravenswood ABL Facility”), and Wise Alloys’ asset-based revolving credit facility, entered into on December 11, 2013, were each terminated.

The Pan-U.S. ABL Facility matures on the earlier of (x) June 21, 2022 and (y) 90 days prior to the maturity date of the Senior Secured Notes unless, in the case of clause (y), such maturity date has been extended or the outstanding principal amount of the Senior Secured Notes has been reduced to no greater than $50 million.

Ravenswood and Wise Alloys’ ability to borrow under the Pan-U.S. ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Pan-U.S. ABL Facility is calculated, at the applicable borrower’s election, based on either the LIBOR or base rate (as calculated by the Pan-U.S. ABL Administrative Agent in accordance with the Pan-U.S. ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood and Wise Alloys are required to pay a commitment fee on the unused portion of the Pan-U.S. ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments). Ravenswood and Wise Alloys are also required to pay a commitment fee on the unused Pan-U.S. ABL Incremental Commitments of 0.25% per annum.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Pan-U.S. ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood’s and Wise Alloys’ obligations under the Pan-U.S. ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC, Wise Metals Group, and Constellium Holdco II B.V. (“Holdco II”). Ravenswood’s and Wise Alloys’ obligations under the Pan-U.S. ABL Facility are, subject to certain permitted liens, secured on a first priority basis by the Pan-U.S. ABL Priority Collateral, and on a second priority basis (junior to the liens on such assets securing the Senior Secured Notes) by substantially all other assets of Ravenswood and Wise Alloys. The guarantee by Holdco II of the Pan-U.S. ABL Facility is unsecured.

The Pan-U.S. ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s and Wise Alloys’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Pan-U.S. ABL Facility also contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Company will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of Ravenswood, Wise Alloys, and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.

The Pan-U.S. ABL Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/ Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/ Swiss Factor”), which have been amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “Original German/Swiss Factoring Agreements”). On May 27, 2016, one of our German subsidiaries, Constellium Rolled Products Singen GmbH & Co. KG (another “German/ Swiss Seller”), entered into a factoring agreement with the German/Swiss Factor (the “Additional German/Swiss Factoring Agreement”, and together with the Original German/Swiss Factoring Agreements, the “German/Swiss Factoring Agreements”) while certain of the Original German/Swiss Factoring Agreements were amended. On June 26, 2015, our Czech subsidiary (the “Czech Seller”, and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor”, and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement”, and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”).

On July 20, 2016, the Banque Fédérative du Crédit Mutuel purchased the Equipment Finance and Receivable Finance businesses of GE. Pursuant to this transaction, GE Factofrance S.A.S. was renamed Factofrance and GE Capital Bank AG was renamed Targo Commercial Finance AG. The transaction had no other impact on the European Factoring Agreements.

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements, and the Czech Factoring Agreement, respectively. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

The German/Swiss Factoring Agreements were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 2017 to October 2021 and reduce the fees payable by the German/Swiss Sellers. The French Factoring Agreement was amended and restated on April 19, 2017 to, among other things, extend the commitment period thereunder from December 2018 to October 2021. See “Summary—Recent Developments—Amendment and Restatement of French Factoring Agreement.”

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with no recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer, or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/ Swiss Factor, respectively the Czech Factor. Constellium Holdco II B.V. has provided a performance guaranty on an unsecured basis for the Sellers’ obligations under the European Factoring Agreements.

Subject to some exceptions, the European Factoring Sellers will collect the transferred receivables on behalf of the European Factors pursuant to a receivables collection mandate under the European Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the European Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The European Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the European Factors and (iii) a factoring fee on all assigned receivables in the case of the German/Swiss Factoring Agreements and sold receivables, which were approved by the French Factor in the case of the French Factoring Agreement. In addition, the European Factoring Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the European Factoring Agreements) on assigned receivables.

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal quarter ended September 30, 2016, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

French Inventory Facility

On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined below). The French Inventory Facility provides the French Borrowers a working capital facility for their operations.

The French Borrowers’ ability to borrow under the French Inventory Facility is limited to a borrowing base equal to the lesser of (i) the sum of (A) 90% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged and in possession of an escrow agent (the “Inventory Pledged With Dispossession” by such French Borrower), plus (B) 70% of the net orderly liquidation value of eligible inventory of the applicable French Borrower pledged without possession by the escrow agent (the “Inventory Pledged Without Dispossession” by such French Borrower), and (ii) the product of 90% of the net orderly liquidation value of the Inventory Pledged With Dispossession by the applicable French Borrower, multiplied by four.

Notwithstanding the foregoing, if on any quarterly test date the ratio of a French Borrower’s aggregate sales for the previous 365 days to the average book value of the eligible inventory pledged by such French Borrower under the French Inventory Facility (the “Turn Ratio” for such French Borrower) is less than 3, in the case of Constellium Issoire, or 6, in the case of Constellium Neuf Brisach, the borrowing base for such French Borrower will equal 70% of the net orderly liquidation value of the Inventory Pledged With Dispossession by such French Borrower until the next quarterly test date on which such French Borrower’s Turn Ratio is greater than or equal to 3, in the case of Constellium Issoire, or 6, in the case of Constellium Neuf Brisach (such period, a “Borrowing Base Event”).

Loans not in excess of 90% of the net orderly liquidation value of the Inventory Pledged with Dispossession of the applicable French Borrower at the time of borrowing bear interest at a rate of EURIBOR plus 2% per annum (“Tranche A Loans”), and loans in excess of that amount at the time of borrowing bear (“Tranche B Loans”) interest at a rate of EURIBOR plus 2.75% per annum. The French Borrowers are also required to pay a commitment fee on the unused portion of the French Inventory Facility of 0.80% per annum. Borrowings of Tranche B Loans by a French Borrower are subject to a minimum EBITDA for such French Borrower, calculated on a trailing twelve month, of €40 million in the case of Constellium Issoire, and €65 million in the case of Constellium Neuf Brisach.

Subject to customary “breakage” costs, borrowings under the French Inventory Facility are permitted to be repaid from time to time without premium or penalty.

The French Borrowers’ obligations under the French Inventory Facility are guaranteed on an unsecured basis by Constellium Holdco II B.V. and are secured by possessory and non-possessory pledges of the eligible inventory of the French Borrowers.

The commitments of the lenders under the French Inventory Facility will terminate upon 2 business days’ notice following the termination of the French Factoring Agreement by the French Borrowers. In addition, each lender under the French Inventory Facility is permitted to terminate its commitments thereunder upon 20 business days’ notice following the termination of the French Factoring Agreement by the French Factor, the French Factor’s decision not to purchase eligible receivables from the French Borrowers due to a stop purchase event or default under the French Factoring Agreement, or a French Borrower’s withdrawal from the French Factoring Agreement.

Wise Factoring Facilities

On March 23, 2015, Wise Alloys entered into a Receivables Purchase Agreement (the “Wise RPA”) with Wise Alloys Funding LLC (the “Wise RPA Seller”) and HSBC Bank USA, National Association (the “Wise RPA Purchaser”), providing for the sale of certain receivables of Wise Alloys to the Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement were sold at a discount based on a rate equal to LIBOR plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC was also required to pay the Wise RPA Purchaser a commitment fee on the unused portion of the commitments under the Wise RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum. Subject to certain customary exceptions, each purchase under the Wise RPA was made without recourse to the Wise RPA Seller. The Wise RPA Seller has no liability to the Wise RPA Purchaser, and the Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. (“Holdco II”) provided an unsecured guaranty for the Wise RPA Seller’s performance obligations under the Wise RPA. The Wise RPA does not provide for further sales of receivables after March 23, 2016.

On March 16, 2016, Wise Alloys entered into a Receivables Purchase Agreement (the “New Wise RPA”) with Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to the New Wise RPA Purchasers. The New Wise RPA was amended on June 28, 2016 to increase the aggregate amount of receivables committed to be purchased thereunder, and on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “New Wise RPA Purchasers”) as a purchaser and further increase the aggregate amount of receivables committed to be purchased thereunder. As amended, the New Wise RPA provides for the sale of receivables to the New Wise RPA Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the New Wise RPA are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum. The New Wise RPA Seller is required to pay a commitment fee in the amount of $20,000 per annum plus 1% per annum of the total commitments under the New Wise RPA .

Subject to certain customary exceptions, each purchase under the New Wise RPA is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the

New Wise RPA Purchasers, and the New Wise RPA Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Holdco II has provided an unsecured guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the New Wise RPA.

The New Wise RPA contains customary covenants. The New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Holdco II , and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

On January 25, 2017, the New Wise RPA was amended to extend the date on which the New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA will terminate to January 2018.

On May 12, 2017, the New Wise RPA was amended to permit the sale of certain receivables with due dates up to 115 days after the invoice date (increased from 90 days).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016:

Unaudited Interim Consolidated Income Statement	F-112

Unaudited Interim Consolidated Statement of Comprehensive Income/(Loss)	F-113

Unaudited Interim Consolidated Statement of Financial Position	F-114

Unaudited Interim Consolidated Statement of Changes In Equity	F-115

Unaudited Interim Consolidated Statement of Cash Flows	F-116

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-117

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	3	1,279	1,199	3,989	3,582
Cost of sales		(1,140)	(1,059)	(3,560)	(3,188)

Gross profit		139	140	429	394

Selling and administrative expenses		(61)	(66)	(188)	(190)
Research and development expenses		(9)	(8)	(28)	(22)
Restructuring costs		(1)	(1)	(3)	(5)
Other gains/(losses)—net	4	12	19	43	40

Income from operations		80	84	253	217

Finance costs—net	6	(34)	(45)	(127)	(130)
Share of loss of joint-ventures		(8)	(6)	(21)	(8)

Income before income tax		38	33	105	79

Income tax expense	7	(17)	(18)	(56)	(63)

Net Income		21	15	49	16

Net Income/(loss) attributable to:
Equity holders of Constellium		21	15	50	16
Non-controlling interests		—	—	(1)	—

Net Income		21	15	49	16

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Basic	8	0.20	0.15	0.48	0.15
Diluted	8	0.20	0.14	0.46	0.15

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net Income	21	15	49	16

Other Comprehensive Income/(Loss)
Items that will not be reclassified subsequently to the consolidated Income Statement
Remeasurement on post-employment benefit obligations	5	(5)	22	(103)
Income tax on remeasurement on post-employment benefit obligations	—	1	(2)	27
Items that may be reclassified subsequently to the consolidated Income Statement
Cash flow hedge	13	4	42	(2)
Income tax on cash flow hedge	(5)	(1)	(14)	1
Currency translation differences	(7)	—	(20)	2

Other Comprehensive Income/(Loss)	6	(1)	28	(75)

Total Comprehensive Income/(Loss)	27	14	77	(59)

Attributable to:
Equity holders of Constellium	28	14	79	(59)
Non-controlling interests	(1)	—	(2)	—

Total Comprehensive Income/(Loss)	27	14	77	(59)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At September 30, 2017	At December 31, 2016
Assets
Current assets
Cash and cash equivalents	9	300	347
Trade receivables and other	10	435	355
Inventories	11	612	591
Other financial assets	17	45	117

		1,392	1,410

Non-current assets
Property, plant and equipment	12	1,460	1,477
Goodwill	13	409	457
Intangible assets	13	74	79
Investments accounted for under the equity method	14	1	16
Deferred income tax assets		204	252
Trade receivables and other	10	45	47
Other financial assets	17	97	49

		2,290	2,377

Total Assets		3,682	3,787

Liabilities
Current liabilities
Trade payables and other	15	943	839
Borrowings	16	101	107
Other financial liabilities	17	20	34
Income tax payable		18	13
Provisions	20	39	42

		1,121	1,035

Non-current liabilities
Trade payables and other	15	56	59
Borrowings	16	2,156	2,361
Other financial liabilities	17	37	30
Pension and other post-employment benefit obligations	19	661	735
Provisions	20	102	107
Deferred income tax liabilities		36	30

		3,048	3,322

Total Liabilities		4,169	4,357

Equity
Share capital	21	2	2
Share premium	21	162	162
Retained deficit and other reserves		(658)	(743)

Equity attributable to equity holders of Constellium		(494)	(579)
Non-controlling interests		7	9

Total Equity		(487)	(570)

Total Equity and Liabilities		3,682	3,787

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net Income/(loss)	—	—	—	—	—	—	50	50	(1)	49
Other comprehensive income/(loss)	—	—	20	28	(19)	—	—	29	(1)	28

Total comprehensive income/(loss)	—	—	20	28	(19)	—	50	79	(2)	77

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2017	2	162	(131)	10	(7)	23	(553)	(494)	7	(487)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net Income	—	—	—	—	—	—	16	16	—	16
Other comprehensive (loss)/income	—	—	(76)	(1)	2	—	—	(75)	—	(75)

Total comprehensive (loss)/income	—	—	(76)	(1)	2	—	16	(59)	—	(59)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2016	2	162	(209)	(1)	8	16	(583)	(605)	9	(596)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net (loss)/Income	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss)/income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive (loss)/income	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income		49	16
Adjustments
Depreciation and amortization		125	109
Finance costs — net	6	127	130
Income tax expense		56	63
Share of loss of joint-ventures		21	8
Unrealized gains on derivatives — net and from remeasurement of monetary assets and liabilities — net		(38)	(66)
Losses on disposal		2	—
Other — net		5	(14)
Interest paid		(128)	(102)
Income tax paid		(1)	(11)
Change in trade working capital
Inventories		(57)	(21)
Trade receivables		(115)	(53)
Trade payables		121	42
Change in provisions and pension obligations		(20)	(6)
Other working capital		10	(7)

Net cash flows from operating activities		157	88

Purchases of property, plant and equipment	3	(175)	(230)
Acquisition of subsidiaries net of cash acquired		—	20
Proceeds from disposals net of cash		—	(5)
Equity contribution and loan to joint-ventures		(24)	(27)
Other investing activities		23	9

Net cash flows used in investing activities		(176)	(233)

Proceeds from issuance of Senior Notes	16	610	375
Repayment of Senior Notes	16	(610)	—
Proceeds/(Repayments) from revolving credit facilities and other loans	16	7	(71)
Payment of deferred financing costs and exit costs		(42)	(12)
Transactions with non-controlling interests		—	(2)
Other financing activities		13	(5)

Net cash flows (used in)/from financing activities		(22)	285

Net (decrease)/increase in cash and cash equivalents		(41)	140
Cash and cash equivalents — beginning of period		347	472
Cash and cash equivalents classified as held for sale — beginning of period		—	4
Effect of exchange rate changes on cash and cash equivalents		(6)	2

Cash and cash equivalents — end of period	9	300	618

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the North America, Europe and China, operates 22 production facilities, 10 administrative and commercial sites and one world-class technology center. It has more than 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim consolidated financial statements present the unaudited interim Consolidated Income Statement and Statement of Comprehensive Income/(Loss) for the three and nine months ended September 30, 2017 and 2016; the unaudited interim Consolidated Statement of Cash Flows for the nine months ended September 30, 2017 and 2016; and the unaudited interim Consolidated Statement of Financial Position and Changes in Equity as at September 30, 2017 and December 31, 2016. They are prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

The unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2016, approved by the Board of Directors on March 8, 2017.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors at its meeting held on October 24, 2017.

2.2. Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2017.

•	Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’, are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures have been made to address the amendments

•	Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

•	Annual improvements 2014-2016—IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendments to IAS 12 and annual improvements 2014-2016 to IFRS 12 do not have any impact on the unaudited interim consolidated financial statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard. The Group is currently evaluating the impact of the standard on its consolidated financial position and results of operations. Notably, the Group is in the process of assessing whether adoption of the standard could result in revenue being recognized over time for certain contracts for which revenue is currently recognized at a point in time. The Group intends to use the cumulative effect method on January 1st, 2018. Adoption of the standard will likely increase the level of revenue disclosures in the financial statements.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’, deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The Group is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase in non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Leases’ and will be effective for accounting periods beginning on or after January 1, 2019.

The impact of the following standards and interpretations on the Group’s results and financial situation is currently being evaluated:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	impairment of receivables, now based on the expected credit loss model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRIC 23, ‘Uncertainty over Income Tax Treatments’

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The Interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 9—Cash and Cash Equivalents, NOTE 16—Borrowings and NOTE 18—Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly, management considers that the going concern assumption is not invalidated by Constellium’s negative equity as at September 30, 2017.

2.5. Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2016, with the exception of the effective tax rate application in accordance with IAS 34, ‘Interim Financial Reporting’.

The following table summarizes the principal exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Nine months ended September 30, 2017 Average rate	At September 30, 2017 Closing rate	Nine months ended September 30, 2016 Average rate	At December 31, 2016 Closing rate
U.S. Dollars	USD	1.1119	1.1806	1.1159	1.0541
Swiss Francs	CHF	1.0943	1.1457	1.0935	1.0739
Czech Koruna	CZK	26.5414	25.9808	27.0361	27.0210

Presentation of financial statements

The unaudited condensed interim consolidated financial statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2016. In addition, in accordance with IAS 34, the Group applied, in the preparation of these unaudited condensed interim Consolidated Financial Statements, a projected tax rate for the full financial year 2017.

NOTE 3—OPERATING SEGMENT INFORMATION

Management defines Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) on that basis.

3.1. Segment Revenue

	Three months ended September 30, 2017			Three months ended September 30, 2016			Nine months ended September 30, 2017			Nine months ended September 30, 2016
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	705	(2)	703	655	(3)	652	2,146	(6)	2,140	1,887	(15)	1,872
A&T	307	(7)	300	313	(7)	306	1,016	(21)	995	979	(17)	962
AS&I	275	(1)	274	242	(3)	239	849	(4)	845	769	(8)	761
Holdings & Corporate(A)	2	—	2	2	—	2	9	—	9	(13)	—	(13)

Total	1,289	(10)	1,279	1,212	(13)	1,199	4,020	(31)	3,989	3,622	(40)	3,582

(A)	The Holdings & Corporate segment includes revenues from supplying metal to third parties. For the nine months ended September 30, 2016, the Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties.

3.2. Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
P&ARP		60	60	158	158
A&T		30	20	99	81
AS&I		28	25	92	81
Holdings & Corporate		(7)	(8)	(18)	(24)

Adjusted EBITDA		111	97	331	296

Metal price lag(A)		(4)	2	16	(3)
Start-up and development costs(B)		(4)	(3)	(14)	(16)
Manufacturing system and process transformation costs		—	—	(1)	(4)
Wise integration and acquisition costs		—	—	—	(2)
Wise one-time costs(C)		—	—	—	(20)
Wise purchase price adjustment(D)		—	19	—	19
Share based compensation		(3)	(2)	(6)	(5)
(Losses)/Gains on pension plan amendments(E)	19	(2)	—	20	—
Depreciation and amortization	12, 13	(41)	(37)	(125)	(109)
Restructuring costs		(1)	(1)	(3)	(5)
Unrealized gains on derivatives	4	22	12	40	65
Unrealized exchange gains/(losses) from the remeasurement of monetary assets and liabilities—net	4	2	(1)	(3)	1
Losses on disposals		—	—	(2)	—
Other(F)		—	(2)	—	—

Income from operations		80	84	253	217

Finance costs—net	6	(34)	(45)	(127)	(130)
Share of loss of joint-ventures		(8)	(6)	(21)	(8)

Income before income tax		38	33	105	79

Income tax expense	7	(17)	(18)	(56)	(63)

Net Income		21	15	49	16

(A)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to BiW/ABS growth projects both in Europe and the U.S. For the nine months ended September 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(C)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(D)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in the third quarter of 2016. We received a cash payment of €20 million and recorded a €19 million gain net of costs.

(E)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million gain net.
(F)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provision related to one-time loss contingencies.

3.3. Revenue by product lines

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Packaging rolled products	532	532	1,648	1,511
Automotive rolled products	128	78	355	234
Specialty and other thin-rolled products	43	42	137	127
Aerospace rolled products	168	188	576	598
Transportation, Industry and other rolled products	132	118	419	364
Automotive extruded products	150	128	459	408
Other extruded products	124	111	386	353
Other	2	2	9	(13)

Total Revenue	1,279	1,199	3,989	3,582

3.4. Segment capital expenditures

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
P&ARP	(22)	(28)	(70)	(107)
A&T	(14)	(23)	(48)	(69)
AS&I	(17)	(20)	(53)	(47)
Holdings & Corporate	(2)	(3)	(4)	(7)

Capital expenditures—Property, plant and equipment	(55)	(74)	(175)	(230)

3.5. Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets and other financial assets (including cash and cash equivalents). There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4—OTHER GAINS/(LOSSES)—NET

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Realized losses on derivatives(A)		(9)	(11)	(12)	(46)
Unrealized gains on derivatives at fair value through profit and loss—net(A)		22	12	40	65
Unrealized exchange gains/(losses) from the remeasurement of monetary assets and liabilities—net		2	(1)	(3)	1
(Losses)/Gains on pension plan amendments	19	(2)	—	20	—
Losses on disposal		—	—	(2)	—
Wise purchase price adjustment(B)		—	19	—	19
Other		(1)	—	—	1

Total Other Gains/(Losses)—Net		12	19	43	40

(A)	Realized and unrealized gains or losses are related to derivatives that do not qualify for hedge accounting and are entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price.
(B)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in the third quarter of 2016. We received a cash payment of €20 million and recorded €19 million gain net of costs.
The cash received is presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the unaudited interim Consolidated Statement of Cash Flows.

NOTE 5—CURRENCY GAINS/(LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Included in Revenue	18	1	—	—	—
Included in Cost of sales		(2)	—	(4)	—
Included in Other gains/(losses)—net		—	—	(2)	2

Total		(1)	—	(6)	2

Realized exchange losses on foreign currency derivatives—net		(3)	(11)	(14)	(35)
Unrealized gains on foreign currency derivatives—net		2	12	15	36
Exchanges (losses)/gains from the remeasurement of monetary assets and liabilities—net		—	(1)	(7)	1

Total		(1)	—	(6)	2

NOTE 6—FINANCE COSTS—NET

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Interest received	2	1	5	3

Finance income	2	1	5	3

Interest expense on borrowings paid or payable(A)	(35)	(44)	(114)	(126)
Expenses on factoring arrangements paid or payable	(4)	(4)	(12)	(8)
Net loss on settlement of debt(B)	—	—	(13)	(2)
Realized and unrealized losses on debt derivatives at fair value(C)	(23)	(6)	(78)	(7)
Realized and unrealized exchange gains on financing activities—net(C)	27	5	90	6
Other finance expense	(3)	—	(11)	(5)
Capitalized borrowing costs(D)	2	3	6	9

Finance expense	(36)	(46)	(132)	(133)

Finance costs—net	(34)	(45)	(127)	(130)

(A)	For the nine months ended September 30, 2017, the Group incurred (i) €103 million of interest related to Constellium N.V. Senior Notes; (ii) €7 million of interest related to the Muscle Shoals Senior Notes and (iii) €4 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).
For the nine months ended September 30, 2016, the Group incurred (i) €75 million of interest related to Constellium N.V. Senior Notes; (ii) €49 million of interest related to the Muscle Shoals Senior Notes and (iii) €2 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).
(B)	For the nine months ended September 30, 2017, net loss on settlement of debt relates to the Muscle Shoals Senior Notes redemption in February 2017 (see NOTE 16—Borrowings).
For the nine months ended September 30, 2016, €2 million of unamortized arrangement fees were fully recognized as financial expenses as result of the Unsecured Credit Facility termination in March 2016.
(C)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, for the portion which has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs—net in the unaudited interim Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(D)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the nine months ended September 30, 2017 and 2016 is 7%.

NOTE 7—INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The effective tax rate applied is impacted by non-recurring transactions and subject to country mix effect.

NOTE 8—EARNINGS PER SHARE

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	21	15	50	16

Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Weighted average number of ordinary shares used to calculate basic earnings per share	105,663,191	105,504,774	105,590,517	105,483,284
Effect of other dilutive potential ordinary shares(A)	3,159,705	967,722	3,223,236	825,413

Weighted average number of ordinary shares used to calculate diluted earnings per share	108,822,896	106,472,496	108,813,753	106,308,697

(A)	For the periods ended September 30, 2017 and 2016, potential dilutive new ordinary shares to be issued are part of share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Basic	0.20	0.15	0.48	0.15
Diluted	0.20	0.14	0.46	0.15

NOTE 9—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Cash in bank and on hand	300	347

Total Cash and cash equivalents	300	347

At September 30, 2017, cash in bank and on hand includes a total of €11 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€7 million at December 31, 2016).

NOTE 10—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At September 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	336	—	238
Impairment	—	(2)	—	(3)

Total Trade receivables—net	—	334	—	235

Finance lease receivables	7	6	12	6
Deferred tooling related costs	25	—	11	—
Current income tax receivables	—	45	—	52
Other taxes	—	26	—	39
Restricted cash(A)	1	—	9	—
Prepaid expenses	5	9	6	9
Other	7	15	9	14

Total Other receivables	45	101	47	120

Total Trade receivables and Other	45	435	47	355

(A)	Restricted cash relates mainly to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

10.1. Aging

The aging of total trade receivables—net is as follows:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Not past due	314	217
1—30 days past due	16	14
31—60 days past due	2	3
61—90 days past due	1	1
Greater than 91 days past due	1	—

Total Trade receivables—net	334	235

10.2. Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Euro	167	101
U.S. Dollar	145	115
Swiss franc	6	3
Other currencies	16	16

Total trade receivables—net	334	235

10.3. Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. The facilities were amended, on April 19, 2017, to extend maturity to October 29, 2021.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures October 29, 2021.

In December 2015, Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. This agreement matures December 13, 2017.

On March 16, 2016, Muscle Shoals entered into a new factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $100 million further amended during 2016 up to $325 million. In January 2017, the factoring agreement was further amended to extend maturity to January 24, 2018.

Under the Group’s factoring agreements, most of the account receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the unaudited interim Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, as at September 30, 2017, the total carrying amount of the original assets factored is €629 million (December 31, 2016: €681 million) of which:

•	€473 million (December 31, 2016: €566 million) derecognized from the unaudited interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€156 million (December 31, 2016: €115 million) recognized on the unaudited interim Consolidated Statement of Financial Position.

At September 30, 2017, there was €4 million (€1 million at December 31, 2016) due to the factor relating to trade account receivables sold.

Covenants

The factoring arrangements contain certain affirmative customary and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at September 30, 2017 and December 31, 2016.

NOTE 11—INVENTORIES

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Finished goods	137	149
Work in progress	318	299
Raw materials	114	94
Stores and supplies	70	69
Adjustments(A)	(27)	(20)

Total inventories	612	591

(A)	Includes Net realizable value adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the unaudited interim Consolidated Income Statement.

NOTE 12—PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2017	19	209	1,020	221	8	1,477
Additions	—	1	36	138	3	178
Disposals	—	—	(2)	—	—	(2)
Depreciation expense	(3)	(10)	(99)	—	(5)	(117)
Transfer during the period	—	11	102	(123)	4	(6)
Effects of changes in foreign exchange rates	(2)	(9)	(56)	(3)	—	(70)

Net balance at September 30, 2017	14	202	1,001	233	10	1,460

Cost	24	316	1,608	237	32	2,217
Less accumulated depreciation and impairment	(10)	(114)	(607)	(4)	(22)	(757)

Net balance at September 30, 2017	14	202	1,001	233	10	1,460

NOTE 13—INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible assets (excluding goodwill)
Net balance at January 1, 2017	457	28	21	18	9	3	79
Additions	—	—	—	—	3	—	3
Amortization expense	—	(2)	(5)	(1)	—	—	(8)
Transfer during the period	—	—	4	—	2	—	6
Effects of changes in foreign exchange rates	(48)	(3)	(1)	(2)	—	—	(6)

Net balance at September 30, 2017	409	23	19	15	14	3	74

Cost	409	82	54	37	14	3	190
Less accumulated amortization and impairment	—	(59)	(35)	(22)	—	—	(116)

Net balance at September 30, 2017	409	23	19	15	14	3	74

NOTE 14—INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

The Group investments accounted for under Equity method are Constellium-UACJ ABS LLC and Rhenaroll S.A.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
At January 1	16	30
Group share in loss	(21)	(14)
Additions	—	—
Reclassified to non-current other financial assets	6	—
Effects of changes in foreign exchange rates	—	—

At closing period end	1	16

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Current assets
Cash and cash equivalents	4	6
Trade receivables and other	26	7
Inventories	49	28
Non-current assets
Property, plant and equipment	164	189
Intangible assets	2	1

Total Assets	245	231

Current liabilities
Trade payables and other	39	26
Borrowings	163	129
Non-current liabilities
Borrowings	55	46
Equity	(12)	30

Total Equity and Liabilities	245	231

(in millions of Euros)	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	102	7
Cost of sales	(124)	(15)
Selling and administrative expenses	(8)	(5)
Loss from operations	(30)	(13)

Finance costs	(11)	(3)

Net Loss	(41)	(16)

The transactions during the nine-month period and year-end balances between Group companies which are fully consolidated and Constellium UACJ ABS LLC are shown as below in Group’s Consolidated income statement and Consolidated statement of financial position.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Trades receivables and other—current	15	10
Other financial assets(A)	74	66

Total Assets	89	76

(A)	Other financial assets correspond to the loan to Constellium UACJ ABS LLC as of September 2017 and December 2016. As of September 2017, the loan is, in substance, part of Constellium’s investment in the joint-venture as it represents a long term strategic investment which is not expected to be settled in the foreseeable future. Constellium’s share of the losses of joint-ventures, in excess of the initial investment, is thus recognized against other financial assets for €6 million as of September 30, 2017.

(in millions of Euros)	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	45	6
Fees and recharges(B)	3	2
Finance income	5	3

Total Income	53	11

(B)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

NOTE 15—TRADE PAYABLES AND OTHER

	At September 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	718	—	627
Fixed assets payables	—	25	—	33
Employees’ entitlements	—	155	—	141
Deferred revenue	37	14	40	14
Taxes payable other than income tax	—	25	—	17
Other payables	19	6	19	7

Total Other	56	225	59	212

Total Trade payables and other	56	943	59	839

NOTE 16 — BORROWINGS

16.1. Analysis by nature

	September 30, 2017							December 31, 2016
(in millions of Euros)	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured ABL(A)
Ravenswood (due 2018)	—	Floating	—	—	—	—	—	46
Muscle Shoals (due 2020)	—	Floating	—	—	—	—	—	—
Pan US ABL (due 2022)	$47	Floating	3.79%	40	—	—	40	—
Secured Inventory Based Facility (due 2019)(B)	—	Floating	—	—	—	—	—	—
Senior Secured Notes
Constellium N.V. (Issued March 2016, due 2021)	$425	7.88%	8.94%	360	(9)	14	365	401
Muscle Shoals(C)	$650	8.75%	7.45%	—	—	—	—	635
Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	339	(4)	7	342	377
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	5	301	298
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	339	(5)	6	340	387
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	240	(4)	4	240	244
Constellium N.V. (Issued February 2017, due 2025)(C)	$650	6.63%	7.13%	550	(13)	3	540	—

	September 30, 2017							December 31, 2016
(in millions of Euros)	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Other loans (including Finance leases)				88	—	1	89	80

Total Borrowings				2,256	(39)	40	2,257	2,468

Of which non-current							2,156	2,361
Of which current							101	107

Constellium	N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)	On June 21, 2017, Ravenswood and Muscle Shoals terminated their existing respective secured asset-based variable rate revolving credit facilities. The two entities entered into a pan US ABL consisting of a $300 million initial credit facility due 2022 and a $200 million committed accordion, at the company’s option, under certain conditions.
(B)	On April 21, 2017, two French entities entered into a new secured Revolving Credit Facility on inventory for €100 million due 2019.
(C)	On February 16, 2017, Constellium N.V. issued a $650 million principal amount of 6.625% Senior Notes due 2025. Deferred arrangement fees amounted to €14 million on issuance date. The net proceeds of Constellium N.V. Senior Notes were used to repurchase the Muscle Shoals Senior Secured Notes due 2018.

16.2. Movements in borrowings

(in millions of Euros)	At September 30, 2017	At December 31, 2016
At January 1	2,468	2,233
Cash flows
Proceeds from issuance of Senior Notes(A)	610	375
Repayments of Muscle Shoals Senior Notes or PIK Toggle notes(A)(B)	(610)	(148)
Proceeds/(Repayments) from U.S. Revolving Credit Facilities and other loans	7	(69)
Arrangement fees payment	(14)	(12)
Finance lease repayment and others	(10)	(10)
Non-cash changes
Movement in interests accrued or capitalized	4	15
New finance leases	14	16
Deferred arrangement fees and step-up amortization	(10)	(10)
Effects of changes in foreign exchange rates	(202)	78

At end of the period	2,257	2,468

(A)	The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day.
(B)	The redemption of PIK Toggle Notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate EUR/USD=1.0702.

16.3. Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
U.S. Dollar	1,665	1,887
Euro	575	575
Other currencies	17	6

Total borrowings	2,257	2,468

16.4. Covenants

The Group was in compliance with all applicable debt covenants at and for nine months ended September 30, 2017 and for the year ended December 31, 2016.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan US ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 17 — FINANCIAL INSTRUMENTS

17.1. Financial assets and liabilities by categories

		At September 30, 2017				At December 31, 2016
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	9	300	—	—	300	347	—	—	347
Trade receivables and Finance Lease receivables	10	347	—	—	347	253	—	—	253
Other financial assets		77	50	15	142	66	100	—	166

Total financial assets		724	50	15	789	666	100	—	766

		At September 30, 2017				At December 31, 2016
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	15	743	—	—	743	660	—	—	660
Borrowings	16	2,257	—	—	2,257	2,468	—	—	2,468
Other financial liabilities		—	57	—	57	—	37	27	64

Total financial liabilities		3,000	57	—	3,057	3,128	37	27	3,192

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	23	42	65	49	51	100
Aluminium and premium future contract	6	23	29	—	6	6
Energy future contract	—	—	—	—	4	4
Other future contract	—	1	1	—	—	—
Currency derivatives contracts	17	17	34	2	11	13
Cross Currency Basis Swaps	—	1	1	47	30	77
Margin Calls	—	3	3	—	—	—
Loans(A)	74	—	74	—	66	66

Other financial assets	97	45	142	49	117	166

Derivatives	37	20	57	30	34	64
Aluminium and premium future contract	1	2	3	4	5	9
Energy future contract	—	—	—	—	—	—
Other future contract	—	1	1	—	2	2
Currency derivatives contracts	5	12	17	26	27	53
Cross Currency Basis Swaps	31	5	36	—	—	—

Other financial liabilities	37	20	57	30	34	64

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC (See NOTE 14—Investment accounted for under equity method).

17.2. Fair values

All derivatives are presented at fair value in the unaudited interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, December 2014, March 2016 and February 2017 account for respectively 101%, 106%, 106% and 103% of the nominal value and amount respectively to €647 million, €615 million, €382 million and €565 million at September 30, 2017.

The fair values of financial liabilities and trade receivables approximate their carrying values, as a result of their liquidity or short maturity.

17.3. Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At September 30, 2017				At December 31, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets—derivatives	29	36	—	65	6	94	—	100
Other financial liabilities—derivatives	1	56	—	57	7	57	—	64

There were no transfers into or out of Level 3 during the periods ended September 30, 2017 and December 31, 2016.

NOTE 18—FINANCIAL RISK MANAGEMENT

The unaudited condensed interim Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Constellium Consolidated Financial Statements for the year ended December 31, 2016. There has been no material change in financial risk factors and risk management policies since December 31, 2016.

18.1. Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. At September 30, 2017 the total nominal amount of derivatives designated for hedge accounting stands at €429 million with maturity 2017-2022.

The table below details the impact of foreign currency derivatives designated for hedge accounting:

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Included in Revenue
Realized and unrealized gain on foreign currency derivatives—net	1	—	—	—
Included in Other gains and losses
Net gain/(loss) for ineffective portion of derivatives	—	—	—	—
Included in Other comprehensive Income/loss
Unrealized gain/(loss) on foreign currency derivatives—net	14	4	42	(2)
Loss reclassified from Cash flow hedge reserve to profit and loss	(1)	—	—	—

18.2. Liquidity risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At September 30, 2017, the borrowing base for the pan US ABL facility amounts to $224 million and €71 million for the French entities inventory credit facility. After deduction of amount drawn and letters of credit, the Group had €213 million outstanding availability under these secured revolving credit facilities at September 30, 2017.

At September 30, 2017, liquidity was €557 million, comprised of €300 million of cash and cash equivalents and €257 million of available undrawn facilities (including the €213 million described above).

NOTE 19—PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

19.1. Main events

In January 2017, our Swiss pension plan was amended and the conversion rates used to convert participants’ account balances into a pension annuity at retirement were reduced. This plan amendment resulted in a €12 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

Additionally, the Group implemented certain plan amendments that had the effect of freezing pension plan benefits or increasing benefit for employees elected to voluntary early retirement incentive program as well as removing certain retiree medical and life insurance benefits for active salaried employees of Constellium Rolled Products Ravenswood. These plan amendments resulted in a €8 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

19.2. Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at September 30, 2017.

	At September 30, 2017	At December 31, 2016
Switzerland	0.70%	0.60%
United States
Hourly pension	3.90%—3.95%	4.30%—4.35%
Salaried pension	3.95%	4.45%
OPEB	3.85%—4.10%	4.20%—4.60%
Other benefits	3.70%—3.85%	4.05%—4.20%
France
Retirements	1.80%	1.60%
Other benefits	1.40%	1.30%
Germany	1.85%	1.65%

19.3. Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	663	—	663	721	—	721
Fair value of plan assets	(384)	—	(384)	(391)	—	(391)

Deficit of funded plans	279	—	279	330	—	330
Present value of unfunded obligation	133	249	382	132	273	405

Net liability arising from defined benefit obligation	412	249	661	462	273	735

19.4. Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended September 30, 2017			Three months ended September 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(4)	(1)	(5)	(5)	(1)	(6)
Past service cost	(2)	—	(2)	—	—	—
Net interest	(2)	(3)	(5)	(3)	(2)	(5)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	(3)	(3)
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total	(9)	(4)	(13)	(9)	(6)	(15)

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(13)	(5)	(18)	(15)	(4)	(19)
Past service cost	16	4	20	—	—	—
Net interest	(6)	(8)	(14)	(8)	(7)	(15)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	(3)	(3)
Administrative expenses	(2)	—	(2)	(2)	—	(2)

Total	(5)	(9)	(14)	(25)	(14)	(39)

19.5. Movement in net defined benefit obligations

	At September 30, 2017
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2017	853	273	1,126	(391)	735

Included in the Consolidated Income Statement
Current service cost	13	5	18	—	18
Interest cost/(income)	13	8	21	(7)	14
Immediate recognition of gains/(losses) arising over the year	—	—	—	—	—
Past service cost	(16)	(4)	(20)	—	(20)
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income/(Loss)
Remeasurements due to:
—Actual return less interest on plan assets	—	—	—	(27)	(27)
—Changes in financial assumptions	7	7	14	—	14
Effects of changes in foreign exchange rates	(49)	(27)	(76)	34	(42)

Included in the Consolidated Statement of Cash Flows
Benefits paid	(28)	(13)	(41)	24	(17)
Contributions by the Group	—	—	—	(16)	(16)
Contributions by the employees	3	—	3	(3)	—

At September 30, 2017	796	249	1 045	(384)	661

19.6. Net defined benefit obligations by country

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	145	—	145	144	—	144
Germany	140	(1)	139	147	(1)	146
Switzerland	252	(178)	74	284	(181)	103
United States	507	(205)	302	550	(209)	341
Other countries	1	—	1	1	—	1

Total	1,045	(384)	661	1,126	(391)	735

NOTE 20—PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2017	88	5	56	149
Allowance	1	1	6	8
Amounts used	(2)	(2)	(1)	(5)
Unused amounts reversed	—	—	(3)	(3)
Unwinding of discounts	(1)	—	—	(1)
Effects of changes in foreign exchange rates	(6)	—	(1)	(7)

At September 30, 2017	80	4	57	141

Current	4	2	33	39
Non-Current	76	2	24	102

Total provisions	80	4	57	141

Legal claims and other costs

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Maintenance and customer related provisions	15	14
Litigation	35	35
Disease claims	3	4
Other	4	3

Total provisions for legal claims and other costs	57	56

NOTE 21—SHARE CAPITAL

At September 30, 2017, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

	Number of shares	In millions of Euros
		Share capital	Share premium
At January 1, 2017	105,581,673	2	162
New shares issued(A)	153,950	—	—

At September 30, 2017(B)	105,735,623	2	162

(A)	Constellium N.V. issued and granted 100,000 Class A ordinary shares to certain employees and 53,950 Class A ordinary shares to its Board members. (See NOTE—22 Share-Based Compensation).
(B)	Constellium N.V. holds 35,189 Class A ordinary shares at September 30, 2017.

NOTE 22—SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In July 2017, the Company granted Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years), and

•	In respect of the PSUs, a performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium share over the vesting period compared to the TSR of specified indices. Performance Shares Units will ultimately vest based on vesting multiplier in a range from 0 to 2.

The fair value of the RSUs awarded is the quoted market price of Constellium shares at grant date.

The following table lists the inputs to the model used for the PSUs granted in July 2017:

Fair value at grant date (in Euros)	11.52
Share price at grant date (in Euros)	7.50
Dividend yield	—
Expected volatility	75%
Risk-free interest rate (U.S. government bond yield)	1.51%
Model used	Monte Carlo

Expense recognized during the year

In accordance with IFRS 2, share based compensation is recognized as expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the nine months ended September 30, 2017 and 2016 amounted to €6 million and €5 million respectively.

Movement of potential shares

The following table illustrates the number and movements in shares during the year:

	Performance Share Units (PSUs)	Restricted Stock Units (RSUs)	Equity Award Plans (RSUs)
At January 1, 2017	2,066,835	479,500	94,881
Granted(A)	886,619	697,342	54,409
Over performance(B)	89,082	—	—
Vested	—	(100,000)	(53,950)
Forfeited(C)	(212,801)	(96,558)	—

At September 30, 2017	2,829,735	980,284	95,340

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 1.
(B)	When the achievement of TSR performance exceeds the vesting multiplier of 1, the additional potential shares are presented as over performance shares.
(C)	For potential shares related to PSUs, 134,134 were forfeited following the departure of certain beneficiaries and 78,667 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 23—SUBSEQUENT EVENTS

No subsequent event were identified.